Initial Registration Statement Filing

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL FILING TO
FORM S-6

     REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2

A.	Exact name of Trust:	Massachusetts Mutual Variable Life Separate Account I

B.	Name of Depositor:	Massachusetts Mutual Life Insurance Company

C.	Complete address of	1295 State Street
	Depositor’s principal	Springfield, MA 01111
Executive offices:

E.	Title of Securities being registered:	Flexible Premium Adjustable Variable Life Insurance Policy

F.	Approximate date of proposed	as soon as practicable after the effective date of this
	Public offering:	Registration Statement.

Pursuant to Rule 24-F-2 of the Investment Company Act of 1940, Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule 24F-2 notice for Registrant’s fiscal year ending December 31, 1999 was filed on or about March 21, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.

CROSS REFERENCE TO ITEMS REQUIRED
BY FORM N-8B-2

Item No. of		Item No. of
Form N-8B-2	Caption	Form N-8B-2	Caption

1	Cover Page; The Separate Account.	28	Appendix E: Directors and Executive
2	Cover Page.		Officers.
3	Cover Page.	29	Other Information.
4	Sales and Other Agreements.	30	Other Information.
5	The Separate Account.	31	Not Applicable.
6	Not Applicable.	32	Not Applicable.
7	Not Applicable.	33	Not Applicable.
8	Appendix F. Financial Statement.	34	Not Applicable.
9	Legal Proceedings.	35	Sales and Other Agreements.
10	Detailed Description of Policy	36	Not Applicable.
	Features; Investment Options; Other	37	Not Applicable.
	Policy Information.	38	Sales and Other Agreements.
11	Investment Options.	39	Sales and Other Agreements.
12	Investment Options; Sales and Other	40	Sales and Other Agreements.
	Agreements.	41	Sales and Other Agreements.
13	Introduction; Detailed Description of	42	Not Applicable.
	Policy Features.	43	Sales and Other Agreements.
14	Detailed description of Policy Features.	44	The Separate Account.
15	Premiums; Exhibit 99(11).	45	Not Applicable.
16	Introduction; The Separate Account.	46	Account Value and Net Surrender
17	Detailed description of Policy		Value; The Separate Account.
	Features; Exhibit 99(11).	47	The Separate Account.
18	The Separate Account.	48	Not Applicable.
19	Other Information.	49	Not Applicable.
20	Not Applicable.	50	Not Applicable.
21	Policy Loan Privilege.	51	Detailed Description of Policy
22	Not Applicable.		Features; Other Policy Information.
23	Bonding Arrangement.	52	Investment Options.
24	Detailed Description of Policy	53	Federal Income Tax Considerations.
	Features; Other Information;	54	Not Applicable.
	Investment Options.	55	Not Applicable.
25	Other Information.	56	Not Applicable.
26	Other Information; The Investment	57	Not Applicable.
	Options.	58	Not Applicable.
27	Other Information.	59	Appendix F. (to be filed)
Flexible Premium Adjustable Variable Life Insurance Policy*
Issued by Massachusetts Mutual Life Insurance Company

This prospectus describes a life insurance policy (the “policy”) offered by Massachusetts Mutual Life Insurance Company (“MassMutual”). While the policy is in force, it provides lifetime insurance protection on the Insured named in the policy. It pays a death benefit at the death of the Insured.

In this prospectus, “you” and “your” refer to the Owner of the policy. “We,” “us,” and “our” refer to MassMutual.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the death benefit. This flexibility allows you to meet changing insurance needs under a single insurance policy.

You may allocate net premiums and account value among the divisions of the Separate Account offered under this policy and a Guaranteed Principal Account (the “GPA” ). Each division invests in shares of a designated investment fund. Currently, the funds listed at the right are available under this policy.

You bear the investment risk of any account value allocated to the investment funds. The death benefit may vary, and the net surrender value will vary, depending on the investment performance of the funds.

This policy is not a deposit or obligation of, or guaranteed or endorsed by, any financial institution. It is not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other federal agency. It is also subject to investment risks, including loss of the principal amount invested.

We service the policy at our Administrative Office located at 1295 State Street, Springfield, Massachusetts 01111-0001. Our telephone number is (413) 788-8411. Our Home Office is located in Springfield, Massachusetts. Our Website is www.massmutual.com.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy or to anyone to whom it is illegal to offer the policy.

This policy provides insurance protection. It is not a way to invest in mutual funds. Replacing an existing life insurance policy with this policy may not be to your advantage.

Please read this prospectus and keep it for further reference.

*Title may vary in some jurisdictions.

American Century Variable Portfolios, Inc.
•	American Century’s VP Income & Growth Fund

Deutsche Asset Management VIT Funds
•	Deutsche VIT Small Cap Index

Variable Insurance Products Fund II
•	Fidelity® VIP Contrafund® Portfolio (Initial Class)

Goldman Sachs Variable Insurance Trust
•	Goldman Sachs VIT Capital Growth Fund

INVESCO Variable Investment Funds, Inc.
•	INVESCO VIF-Technology Fund

Janus Aspen Series
•	Janus Aspen Series Capital Appreciation Portfolio
•	Janus Aspen Series Worldwide Growth Portfolio

MML Series Investment Fund
•	MML Blend Fund
•	MML Emerging Growth Fund
•	MML Equity Fund
•	MML Equity Index Fund (Class II Shares)
•	MML Growth Equity Fund
•	MML Large Cap Value Fund
•	MML Managed Bond Fund
•	MML Money Market Fund
•	MML OTC 100 Fund
•	MML Small Cap Growth Equity Fund
•	MML Small Cap Value Equity Fund

Oppenheimer Variable Account Funds
•	Oppenheimer Aggressive Growth Fund/VA
•	Oppenheimer Bond Fund/VA
•	Oppenheimer Capital Appreciation Fund/VA
•	Oppenheimer Global Securities Fund/VA
•	Oppenheimer High Income Fund/VA
•	Oppenheimer Main Street® Growth & Income Fund/VA
•	Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.
•	Oppenheimer International Growth Fund/VA

T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Mid-Cap Growth Portfolio

Franklin Templeton Variable Insurance Products Trust
•	Templeton International Securities Fund (Class 2 Shares)
Neither the United States Securities and Exchange Commission nor any state securities commission has approved this prospectus or determined that it is accurate or complete. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by the prospectuses for the investment funds. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that is filed with the Commission.

EFFECTIVE FEBRUARY 15, 2001

Error of Age or Gender	26

Suicide	26
Additional Benefits You Can Get by Rider	26
Sales and Other Agreements	28

V. Other Information

MassMutual	29
Annual Reports	29
Federal Income Tax Considerations	29
Your Voting Rights	32
Reservation of Rights	32
Bonding Arrangement	33
Legal Proceedings	33
Experts	33

Appendix A

Definition of Terms	A-1

Appendix B

Example of the Impact of the Account Value and Premiums on the Policy Death Benefit	B-1

Appendix C

Rates of Return	C-1

Appendix D

Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums	D-1

Appendix E

Directors of MassMutual	E-1
Executive Vice Presidents	E-3

Appendix F

Corporate Financial Statements	FF-1
ii
Table of Contents

I. Introduction

Please refer to Appendix A for definitions of the terms contained in this prospectus.

You should consult your policy for more information about its terms and conditions, and for any state-specific variances that may apply to your policy. These variations will depend on the “contract state” of your policy; it is usually the state or other jurisdiction in which you live. Also, in some states, this product may be offered as a certificate pursuant to a group variable universal life insurance policy. You should consult the certificate for a full understanding of its terms and conditions. For those purchasing certificates, the word “policy” in this prospectus should be read as “certificate.”

The policy is a life insurance contract providing a death benefit, an account value, surrender rights, policy loan privileges, and other features traditionally associated with life insurance.

There is no fixed schedule of premium payments. You may establish a schedule of premium payments (“planned premium payments”), but if a planned premium payment is not made the policy will not necessarily terminate. If planned premium payments are made they do not guarantee a policy will remain in force. The policy allows you to match premium payments to your income flows or other financial decisions.

You may increase or decrease the death benefit and change the Death Benefit Option under the policy. Further, the death benefit may vary, and the net surrender value will vary, with the investment experience of the investment funds in which an Owner has account value. Policy values in the GPA will earn interest at a guaranteed rate of 3%. We may credit an interest rate periodically that exceeds this guaranteed rate.

The policy is participating; that is, we may pay annual dividends. However, we currently do not expect that dividends will be paid on the policy.

The following diagram summarizes how the policy works.

HOW THE POLICY WORKS

Premium Payment

We deduct a Premium Expense
Charge from each Premium Payment.

ê

Net Premium

We allocate the net premium and
account value among the
divisions of the Separate Account
and the GPA based on the
percentages you have chosen.

Investment Earnings

Each day we credit or debit the investment earnings or losses of the divisions of the Separate Account less fund investment management fees and separate account fees.

è

We also credit interest on values
in the GPA.

Death Benefit

You have a choice of 3 Death Benefit Options. You can change the Option at a later date.
ê è Account Value You determine how the account value is allocated among the available investment options. è
Account Value Charges

Each month we deduct for administrative, insurance, and
rider expenses.

Owner Access to
Account Value

You may access account values through loans and withdrawals.

Policy Surrender

You may surrender your
policy for its net surrender
value.

í		î
Introduction

All expense charges and deductions are described in Charges and Deductions in Part II.

A summary of the product and separate account charges follows.

	CURRENT RATE	MAXIMUM RATE
Premium Expense Charge	All Coverage Years: 5% of premium up to Premium Expense Factor; 3% of premium over Premium Expense Factor	All Coverage Years: 7.5% of premium up to Premium Expense Factor; 5% of premium over Premium Expense Factor

Monthly Administrative Charge (A charge per policy)	All Policy Years: $9	All Policy Years: $12

Monthly Face Amount Charge (A rate per thousand multiplied by the Face Amount)	Coverage Years 1–5: Charge rates vary by the Issue Age, gender, and risk classification of the Insured. Coverage Years 6+: $0	Coverage Years 1–5: Charge rates vary by the Issue Age, gender, and risk classification of the Insured. Coverage Years 6+: $0

Monthly Insurance Charge (A rate per thousand multiplied by the amount at insurance risk each month)	Charge rates vary by the gender, Issue Age, and risk classification of the Insured, and by the Year of Coverage.	For standard risks, charge rates are based on the Commissioners 1980 Standard Ordinary (1980 CSO) Mortality Tables.

Mortality and Expense
Risk Charge (A daily charge
against the net asset value of
the Separate Account for that
day; this charge is at a daily
rate equivalent to an effective
annual rate; the annual rates
are shown here)	Policy Years 1–15: 0.75% Policy Years 16+: 0.55%	All Policy Years: 0.90%

Investment Management Fees and Other Expenses	(See separate table on next page.)

Loan Interest Rate Expense Charge (Deduction from the annual policy loan interest rate used to credit interest to the policy’s value equal to any outstanding loan)	Policy Years 1–15: 0.90% Policy Years 16+: 0.50%	All Policy Years: 2.0%

Withdrawal Fee	$25	$25

The Premium Expense Factor referenced above is used to determine Premium Expense Charges. The Premium Expense Factor is shown in the policy; it can be quoted upon request before the policy is issued.

Examples of current Premium Expense Factors per $1,000 of Face Amount, for a Male and a Female, both Non-Tobacco risk class, are: Age 25 – Male $5.73, Female $5.05; Age 55 – Male $21.19, Female $17.41; Age 85 – Male $98.28, Female $83.99.
2
Introduction

Investment Management Fees
and Other Expenses

Total fund operating expenses expressed as a percentage of average net assets for the year ended December 31, 1999.

Fund Name	Management Fees	12b-1 Fees		Other Expenses		Total Fund Operating Expenses

American Century’s VP Income & Growth Fund	0.70%	—		0.00%		0.70%
Deutsche VIT Small Cap Index	0.13%	—		0.32%		0.45%	[1]
Fidelity VIP Contrafund Portfolio (Initial Class)	0.58%	—		0.09%	[2]	0.67%	[2]
Goldman Sachs VIT Capital Growth Fund	0.75%	—		0.25%	[3]	1.00%	[3]
INVESCO VIF-Technology Fund	0.75%	—		0.56%	[4]	1.31%
Janus Aspen Series Capital Appreciation Portfolio	0.65%	—		0.04%		0.69%	[5]
Janus Aspen Series Worldwide Growth Portfolio	0.65%	—		0.05%		0.70%	[5]
MML Blend Fund	0.37%	—		0.01%	[6]	0.38%
MML Emerging Growth Fund	1.05%	—		0.11%	[6]	1.16%	[7]
MML Equity Fund	0.37%	—		0.00%	[6]	0.37%
MML Equity Index Fund (Class II Shares)	0.10%	—		0.19%	[7]	0.29%	[8]
MML Growth Equity Fund	0.80%	—		0.11%	[6]	0.91%
MML Large Cap Value Fund	0.80%	—		0.11%	[6]	0.91%	[7]
MML Managed Bond Fund	0.47%	—		0.03%	[6]	0.50%
MML Money Market Fund	0.46%	—		0.04%	[6]	0.50%
MML OTC 100 Fund	0.45%	—		0.11%	[6]	0.56%	[7]
MML Small Cap Growth Equity Fund	1.08%	—		0.11%	[6]	1.19%
MML Small Cap Value Equity Fund	0.64%	—		0.11%	[6]	0.75%
Oppenheimer Aggressive Growth Fund/VA	0.66%	—		0.01%		0.67%
Oppenheimer Bond Fund/VA	0.72%	—		0.01%		0.73%
Oppenheimer Capital Appreciation Fund/VA [9]	0.68%	—		0.02%		0.70%
Oppenheimer Global Securities Fund/VA	0.67%	—		0.02%		0.69%
Oppenheimer High Income Fund/VA	0.74%	—		0.01%		0.75%
Oppenheimer International Growth Fund/VA	1.00%	—		0.08%		1.08%
Oppenheimer Main Street Growth & Income Fund/VA	0.73%	—		0.05%		0.78%
Oppenheimer Strategic Bond Fund/VA	0.74%	—		0.04%		0.78%
T. Rowe Price Mid-Cap Growth Portfolio	0.85%	—		0.00%		0.85%
Templeton International Securities Fund (Class 2 Shares) [10]	0.69%	0.25%	[11]	0.19%		1.13%

1 Bankers Trust Company has voluntarily undertaken to waive its management fee and reimburse the Deutsche VIT Small Cap Index certain expenses so that the total fund expenses for the Deutsche VIT Small Cap Index will not exceed 0.45%. Bankers Trust Company may not recoup any of its waived investment advisory fees. Such waivers by Bankers Trust Company should stay in effect for at least 12 months. Without such waivers and reimbursements, the total fund expenses for the Deutsche VIT Small Cap Index would have been 1.11%. Prior to May 1, 2000, the Deutsche VIT Small Cap Index was called the BT Small Cap Index Fund.

2 A portion of the brokerage commissions that Fidelity VIP Contrafund pays was used to reduce the Other Expenses for the Portfolio. In addition, Fidelity VIP Contrafund, or the investment manager on behalf of the fund, entered into an arrangement with a fund custodian whereby credits realized as a result of non-invested cash balances were used to reduce custodian expenses. With such reductions, the Other Expenses became 0.07%, decreasing the Total Fund Operating Expenses to 0.65%.

3 The fund’s expenses are based on estimated expenses for the fiscal year ending December 31, 1999. Goldman Sachs Asset Management, the investment advisers, have voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed the percentage (calculated per annum) stated in the above table (as of each fund’s respective average daily net assets). Without the limitations described above, “Other Expense” and “Total Fund Operating Expenses” of the funds would have been 0.94% and 1.69%, respectively.

4 Certain expenses of the INVESCO VIF-Technology Fund are being absorbed voluntarily by INVESCO pursuant to a commitment to the Funds. Without the absorption of such expenses, the Other Expenses would have been 5.85% and Total Fund Operating Expenses would have been 6.60%.

5 Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee. All expenses are shown without the effect of expense offset arrangements.
Introduction

6 MassMutual agreed to bear expenses of the MML Blend Fund, MML Emerging Growth Fund, MML Equity Fund, MML Growth Equity Fund, MML Large Cap Value Fund, MML Managed Bond Fund, MML Money Market Fund, MML OTC 100 Fund, MML Small Cap Growth Equity Fund, and MML Small Cap Value Equity Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2001. The expenses shown for the MML Emerging Growth Fund, MML Growth Equity Fund, MML Large Cap Value Fund, MML OTC 100 Fund, MML Small Cap Growth Equity Fund and MML Small Cap Value Equity Fund include this reimbursement. If not included, the Other Expenses for these Funds in 2000 are estimated to be 0.38% for the MML Emerging Growth Fund, 0.36%, for the MML Growth Equity Fund, 0.38% for the MML Large Cap Value Fund, 0.38% for the MML OTC 100 Fund, 0.36% for the MML Small Cap Growth Equity Fund, and 0.44% for the MML Small Cap Value Equity Fund. MassMutual does not expect that it will be required to reimburse any expenses of the MML Blend Fund, MML Equity Fund, MML Managed Bond Fund, or MML Money Market Fund in 2000.

7 The MML Emerging Growth Fund, the MML Large Cap Value Fund, and the MML OTC 100 Fund, commenced operations on May 1, 2000, and therefore, had no operating expenses as of December 31, 1999. The investment manager estimates that the total operating expenses for these funds in 2000 will be as shown.

8 Effective May 1, 2000, the MML Equity Index Fund consists of different share classes. The annual fund expenses shown for the MML Equity Index Fund—Class II Shares are based on amounts for the Fund as of December 31, 1999. MassMutual agreed to bear expenses of the MML Equity Index Fund—Class II Shares (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.19% of the average daily net asset value of the fund through April 30, 2001. The expenses shown for the MML Equity Index Fund—Class II Shares include this reimbursement or waiver. If not included, the Other Expenses would be 0.29%, and Total Fund Operating Expenses for the MML Equity Index Fund Class II Shares would be 0.39%.

9 Prior to May 1, 1999, the Oppenheimer Capital Appreciation Fund/VA was called the Oppenheimer Growth Fund.

10 On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund’s expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%. Prior to May 1, 2000, the Templeton International Securities Fund was called Templeton International Fund.

11 The fund’s Class 2 distribution plan or “rule 12b-1 plan” is described in the fund’s prospectus.

(See the fund prospectuses for more information.)
4
Introduction

II. Detailed Description of Policy Features

Purchasing the Policy

To purchase a policy you must send a completed application to our Administrative Office. The minimum Initial Face Amount of a policy is currently $250,000 (may be lower for cases involving policies on multiple lives). The policy can be issued for an Insured between the ages of 0 and 85 inclusive. Before issuing a policy, we will require evidence of insurability. This usually will require a medical examination.

We determine whether to accept or reject the application for the policy and the Insured’s risk classification. If we do not accept the application, we will refund any premium paid.

Coverage under the policy becomes effective on the Issue Date of the policy or, if later, the date the first premium is paid. See Premiums for more about the first premium. For the first premium to be paid, we must receive it in good order.

Unisex Policy. Policies generally are issued with values that vary based on the gender of the Insured. Policies issued as part of an employee benefit plan may be “unisex”; that is, they have policy values that do not vary by gender. References in the prospectus to sex-distinct policy values are not applicable to unisex policies. Upon request we will provide you illustrations showing the effect of unisex rates on premiums, net surrender values and death benefits.

Right to Return the Policy. Once you receive your policy, you should review it carefully. If you are not satisfied with your policy, you may cancel it within 10 days after you receive it. (This period of time may vary based on state requirements.)

To cancel the policy, return it to us at our Administrative Office, to the agent who sold the policy, or to one of our agency offices. If you cancel your policy, we will give you a refund.

In most states, this refund is the sum of:

(i)	any premium paid for the policy; plus

(ii)	any interest credited to the policy; plus or minus

(iii)	an amount reflecting the investment experience of the divisions of the Separate Account under this policy to the date we receive the policy; minus

(iv)	any amounts withdrawn and any policy debt.

In other states, this refund is equal to any premium paid for the policy, reduced by any amounts withdrawn and any policy debt.

Consult your policy to determine which refund applies under your policy. A few states have variations of these two refund types.

Death Benefit

If the Insured dies while the policy is in force, we will pay the death benefit to the named Beneficiary. We will pay the death benefit within seven days after we determine that the claim for the death benefit is in good order. All or part of the death benefit can be paid in a lump sum or under one or more of the payment options described in the policy.

Minimum Death Benefit. In order to qualify as life insurance under Internal Revenue Code (“IRC” ) Section 7702, the policy has a minimum death benefit determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Under one test, the Cash Value Test, the minimum death benefit is equal to a percentage of the account value. The percentage depends on the gender (male, female, unisex), tobacco classification, and Attained Age of the Insured.
Detailed Description of Policy Features

Under the other test, the Guideline Premium Test, the minimum death benefit also is equal to a percentage of the account value, but the percentage varies only by the Attained Age of the Insured. The percentages are shown in the policy.

Your choice of the Guideline Premium Test or the Cash Value Test will depend on how you intend to pay premiums. In general, if you intend to pay premiums in early policy years only, the Cash Value Test may be more appropriate. If you intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. You should see policy illustrations of both approaches to determine how the policy works under each approach, and which is best for you.

Death Benefit Options. The death benefit is the benefit provided under the Death Benefit Option in effect on the date of the Insured’s death. This benefit is reduced by any outstanding policy debt and any due but unpaid premium needed to avoid policy termination. You may choose one of three Death Benefit Options:

(a)	Option 1 (a level amount option) or

(b)	Options 2 or 3 (variable amount options).

You choose the Death Benefit Option in the application and you may change the option at a later date subject to certain restrictions described in Changes in Death Benefit Option.

The death benefit provided by Options 1, 2 and 3 is as follows.

Option 1—The benefit is the greater of:

(a)	the Face Amount on the date of death; and

(b)	the minimum death benefit on the date of death.

Option 2—The benefit is the greater of:

(a)	the Face Amount plus the account value on the date of death; and

(b)	the minimum death benefit on the date of death.

Option 3—The benefit is the greater of:

(a)	the Face Amount plus the premiums paid less any premiums refunded under the policy to the date of death; and

(b)	the minimum death benefit on the date of death.

See Appendix B for examples of how changes in account value and the amount of premiums paid may affect the death benefit of a policy.

Changes in Death Benefit Option. After the first Policy Year, you may change the Death Benefit Option any time before the Insured reaches Attained Age 100. You must send us a written request. Evidence of insurability will not be required. A change in the Death Benefit Option will result in a change of the policy Face Amount. The death benefit under the new Death Benefit Option will be the same as the death benefit under the old Death Benefit Option at the time of the change.

You cannot change the Death Benefit Option if the Face Amount would be reduced to less than the minimum Initial Face Amount as a result of the change.

When the Face Amount changes as a result of a change in the Death Benefit Option, the monthly charges also will change. The change in Face Amount also may change the charges for certain additional benefits.

For examples of Death Benefit Option changes and how they impact the contract, see Appendix B.

Changes in Face Amount. You may request an increase or decrease in the Face Amount by submitting a written request for a change of Face Amount to our Administrative Office.

Increases in Face Amount. You must provide us with a written application and evidence the Insured still is insurable to increase your Face Amount. An increase may not be less than $15,000. You cannot increase the Face Amount of the policy after the Insured reaches Attained Age 85.

If you increase the policy Face Amount, your policy charges will increase. Also, the policy may become a “modified endowment contract” under federal tax law. Please consult your tax adviser. (See also Modified Endowment Contracts in Part V.)

Decreases in Face Amount. You may decrease the policy Face Amount any time after the first Policy Year or one year after a Face Amount increase. However, you may not decrease the Face Amount after Attained Age 99 of the Insured. To decrease the Face Amount, send us a written request. You cannot decrease the Face Amount if the decrease would result in a Face Amount of less than the minimum Initial Face Amount.

A decrease will reduce the Face Amount in the following order:

(a)	the Face Amount of the most recent increase

(b)	the Face Amounts of the next most recent increases successively

(c)	the Initial Face Amount.

If you decrease the Face Amount the monthly charges deducted from the account value will change.

If you decrease the Face Amount, the policy may become a “modified endowment contract” under federal tax law. Please consult your tax adviser. (See also Modified Endowment Contracts in Part V.)

Premiums

The first premium must be paid before the policy can become effective. Thereafter, within limits you may make premium payments at any time and in any amount. You may allocate net premiums among the divisions of the Separate Account and to the GPA.

First Premium. Generally, you determine the first premium you want to pay for the policy; but it must be at least equal to the minimum initial premium. The minimum initial premium depends on your chosen premium frequency, Initial Face Amount and Death Benefit Option, and on the Issue Age, gender, and risk classification of the Insured.

Planned Premiums. When applying for the policy, you select the planned premium and the payment frequency (annual, semiannual, quarterly, or monthly check service). The planned premium must be at least $20. The amount of the planned premium and the payment frequency you select are shown in the policy. We will send you premium notices based on your selections. To change the amount and frequency of planned premiums, send a notice to us at our Administrative Office.

If a planned premium payment is not made, the policy will not necessarily terminate. Conversely, making planned premium payments does not guarantee the policy will remain in force. To keep the policy in force, it must either have sufficient value or meet the safety test. See Grace Period and Termination.

Premium Payments and Flexibility. After you have paid the first premium, within limits you may pay any amount at any time while the Insured is living. Send all premium payments to us either at our Administrative Office or at the address shown on the premium notice.

You may elect to pay premiums by pre-authorized check. Under this procedure, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments.

Premium Limitations. The minimum premium payment is $20.

If you choose the Cash Value Test to qualify your policy as life insurance, the maximum premium each Policy Year is the greatest of:
Detailed Description of Policy Features

(a)	an amount equal to $100 plus double the Premium Expense Factor for the policy;

(b)	the amount of premium paid in the preceding Policy Year; and

(c)	the highest premium payment amount that would not increase the insurance risk (see Insurance Charges).

We may refund any amount of premium payment that exceeds the Cash Value Test limit.

If you choose the Guideline Premium Test, the maximum premium for each Policy Year is the lesser of:

(a)	the maximum premium for the Cash Value Test; and

(b)	the Guideline Premium Test amount which will be stated in the policy.

If you choose the Guideline Premium Test, we will refund any amount of premium payment that exceeds the Guideline Premium Test limit. Otherwise, the policy would no longer qualify as life insurance under federal tax law.

Allocating Net Premiums. A net premium is a premium payment we receive in good order, minus the Premium Expense Charge.

Net Premiums Received through Issue Date. We will allocate any net premiums received through the Issue Date of the policy to our general investment account. Any net premiums received before the Policy Date will be allocated as of that Date. We will credit interest at the rate(s) we use for the GPA during that time.

Register Date and Valuation Date. Net premiums credited to the policy on and after the Register Date will be allocated among the divisions and the GPA according to your net premium allocation. Also, any values in the policy held before the Register Date will be allocated on that Date among the divisions and the GPA according to your net premium allocation on that Date.

The Register Date must be a Valuation Date. A Valuation Date is any date on which the New York Stock Exchange is open for trading.

We set the Register Date for the policy. It depends on the type of refund offered under the Right To Return provision in your policy. Refer back to Purchasing the Policy for information about this provision.

If the refund includes interest and investment experience, the Register Date is the Valuation Date that is on, or next follows, the later of:

(a)	the day after the Issue Date of the policy; and

(b)	the day we receive the first premium payment in good order.

If the refund does not include interest or investment experience:

1.	The Register Date is the Valuation Date that is on, or next follows, the later of:

•	the day after the end of the Right To Return period; and

•	the day we receive the first premium in good order;

2.	Any net premiums received after the Issue Date but before the Register Date will be allocated to the Money Market division; and

3.	Any values in the policy held as of the Issue Date will be allocated to the Money Market division on the first Valuation Date after the Issue Date.

Net Premium Allocation. When applying for the policy, you indicate how you want net premiums allocated among the divisions and the GPA. You may change your net premium allocation at any time. Just send a notice to us at our Administrative Office.

You may set your net premium allocation in terms of whole-number percentages that add to 100%. (Also see Overall Limitation on Net Premium Allocations and Transfers.)
8
Detailed Description of Policy Features

Transfers

You may transfer all or part of the account value invested in a division of the Separate Account to any other division or to the GPA. Simply send us a request. Although currently there is no limit on the number of transfers you may make, we reserve the right to limit the number to no more than one every 90 days. If we impose a limit, it would not apply to a transfer of all funds in the Separate Account divisions to the GPA or to transfers made in connection with any automated-transfer program we offer.

We limit transfers from the GPA to the Separate Account divisions to one each Policy Year. You may not transfer more than 25% of the fixed account value (less any policy debt) at the time of the transfer. There is one exception to this rule. If:

•	you have transferred 25% of the fixed account value each year for three consecutive Policy Years, and

•	you have not invested any net premium amount in the GPA or

•	transferred any money into the GPA during these three years,

you may transfer the remainder of the fixed account value (less any policy debt) out of the GPA in the succeeding Policy Year. In this situation, you must transfer the full amount out of the GPA in one transaction.

Any transfer is effective on the Valuation Date at the price next determined after we receive the request in good order at our Administrative Office. We do not charge for transfers.

Overall Limitation on Net Premium Allocations and Transfers. You may allocate net premiums and transfer amounts to up to 16 divisions over the life of the policy. We reserve the right to increase this limit.

Dollar Cost Averaging Program

Dollar Cost Averaging (DCA) may be a way to soften the effects of short-term market fluctuations on one’s investment returns. It is an automated-transfer program.

Initially, an amount of money is placed in one division of the Separate Account. Then, over a stipulated period of time and at a preset frequency, a specified amount of account value is transferred from that “source division” and allocated to other divisions (“object divisions”).

Since the same, specified dollar amount is transferred to each object division at a preset frequency, more accumulation units are purchased when prices are low than when prices are high. Therefore, a lower average cost per unit may be achievable than through a lump-sum purchase of units or through non-level purchases of units.

Dollar Cost Averaging will not assure you of a profit and will not protect you against a loss in declining markets. Since our DCA program anticipates continued investment during periods of fluctuating prices, you should consider your ability to assume the financial risks of continuing DCA through periods of fluctuating price levels.

To elect DCA, complete our DCA election form and send it to us for processing. You may specify a termination date for DCA, if you wish to do so.

If, on a specified DCA transfer date however, the source division does not have enough value to make the transfers you elected, DCA will automatically terminate.

You may not elect Dollar Cost Averaging for the policy while Portfolio Rebalancing is in effect for the policy.

We may at any time modify, suspend, or terminate the Dollar Cost Averaging Program without prior notification.
Detailed Description of Policy Features

Portfolio Rebalancing Program

Portfolio Rebalancing is a way to maintain specified ratios of account values among selected divisions of the Separate Account. It is an automated-transfer program.

Over time, varying investment performance among divisions may cause the ratios of your account value in those divisions to change. You may automatically rebalance the portions in the divisions you select with Portfolio Rebalancing.

You may choose divisions (“balance divisions”) among which you wish to maintain certain relative proportions of account value. At a preset frequency, we will make transfers among these balance divisions so that your account value in these divisions will again match the ratios you desire.

To elect Portfolio Rebalancing, complete our Portfolio Rebalancing election form and send it to us for processing.

You may not elect Portfolio Rebalancing while Dollar Cost Averaging is in effect for the policy.

We may at any time modify, suspend, or terminate the Portfolio Rebalancing program without prior notification.

Policy Termination and Reinstatement

The policy will not terminate simply because you do not make planned premium payments. Conversely, making planned premium payments does not guarantee that the policy will remain in force.

The policy may terminate if its value cannot cover the monthly charges and the safety test is not met.

If the policy does terminate, you may be permitted to reinstate it.

Grace Period and Termination. The policy may terminate without value if:

•	its account value, less any outstanding policy debt, on a Monthly Charge Date cannot cover the monthly charges due; and

•	the safety test is not met on that Date.

However, we allow a grace period for payment of the premium amount (not less than $20) needed to avoid termination. We will mail you a notice stating this amount.

The policy will terminate without value if we do not receive the required payment by the end of the grace period.

The policy also may terminate if the policy debt limit is exceeded. (See Policy Loan Privilege.)

Grace Period. The grace period begins on the date the monthly charges are due. It ends 61 days after that date or, if later, 31 days after the date we mail the notice stating the amount needed.

During the grace period, the policy will stay in force. If the Insured dies during the grace period, the death benefit will be payable. In this case, any due but unpaid premium amount needed to avoid termination will be deducted from the death benefit.

Safety Test. The safety test allows you to keep the policy in force, regardless of the value of the policy, by making minimum premium payments. But the safety test can be met only during the Guarantee Period(s) stated in the policy.

Each Guarantee Period has an associated monthly Guarantee Premium. The amount of each Guarantee Premium depends on the Issue Age, gender, and risk classification of the Insured, and on the Face Amount and Death Benefit Option.

For each Guarantee Period, the safety test is met if (A) equals or exceeds (B), defined as:

(A)	premiums paid less any amounts withdrawn, accumulated at an effective annual interest rate of 3%;
10
Detailed Description of Policy Features

(B)	monthly Guarantee Premiums paid on each Monthly Charge Date beginning on the Policy Date, accumulated at an effective annual interest rate of 3%.

In (A) above, we exclude any premiums refunded (see Premium Limitations).

Example:

The policy is in the First Guarantee Period. The monthly First Guarantee Premium is $25. You have made premium payments of $35 on each Monthly Charge Date beginning on the Policy Date. In this case, the safety test is met. Even if the account value cannot cover the monthly charges, the policy will stay in force.

Generally, the policy has two Guarantee Periods. The First Guarantee Period is the first 20 Policy Years or, if less, to Attained Age 90 of the Insured. The Second Guarantee Period is to Attained Age 100 of the Insured. Both Guarantee Periods begin on the Policy Date. Consult your policy for the Guarantee Periods available to you.

Reinstating Your Policy. If your policy terminates, you may reinstate it—that is, put it back in force. But you may not reinstate your policy if:

•	you surrendered it;

•	five years have passed since it terminated; or

•	the Insured’s Attained Age has reached 100.

Requirements to Reinstate Your Policy. To reinstate your policy, we will need:

1.	a written application to reinstate;

2.	evidence, satisfactory to us, that the Insured still is insurable; and

3.	a premium payment sufficient to keep the policy in force for three months after reinstatement. The minimum amount of this premium payment will be quoted on request.

Policy after You Reinstate. If you reinstate your policy, the Face Amount will be the same as it was when it terminated. Your account value at reinstatement will be the premium paid at that time, reduced by the Premium Expense Charge and any monthly charges then due.

If you reinstate your Policy, it may become a “modified endowment contract” under current federal tax law. Please consult your tax adviser.

Charges and Deductions

We will deduct charges from the policy to compensate us for:

(a)	providing the insurance benefits under the policy (including any riders);

(b)	administering the policy;

(c)	assuming certain risks in connection with the policy (including any riders); and

(d)	selling and distributing the policy.

In addition, the fund managers deduct expenses from the funds. For more information about these expenses, see the individual fund prospectuses.

Deductions from Premiums

We deduct a Premium Expense Charge from each premium payment you make. The Premium Expense Charge rate is higher for premium payments up to Premium Expense Factor than for premium payments over Premium Expense Factor. The Premium Expense Factor is based on the Issue Age, gender, and risk classification of the Insured.

If you have increased the policy Face Amount, the Premium Expense Factor used here is the total of the Premium Expense Factors for the Initial Face Amount and for all increases .
Detailed Description of Policy Features

Monthly Charges Against the Account Value

We deduct charges from the account value on each Monthly Charge Date. The monthly charges are:

(a)	an Administrative Charge;

(b)	a Face Amount Charge;

(c)	an Insurance Charge; and

(d)	a rider charge for any additional benefits provided by rider.

We deduct the monthly charges from the division(s) and the GPA in proportion to the non-loaned values of the policy in the division(s) and the GPA.

Administrative Charge and Face Amount Charge. The monthly Administrative Charge and Face Amount Charge reimburse us for issuing and administering the policy, and for such activities as processing claims, maintaining records and communicating with you.

Insurance Charge. The monthly Insurance Charge for a policy is equal to the insurance risk under the policy, multiplied by the monthly Insurance Charge rate for that policy month. We determine the “insurance risk” on the first day of each policy month. It is the amount by which the death benefit (discounted at the monthly equivalent of 3% per year) exceeds the account value.

Insurance rates are based on the gender, Issue Age, and risk class of the Insured, and the Year of Coverage. We currently place Insureds into the following five standard rate classes: Ultra Preferred Non-Tobacco, Select Preferred Non-Tobacco, Non-Tobacco, Select Preferred Tobacco, and Tobacco. We also have substandard rate classes for greater mortality risks. In otherwise identical policies, the monthly insurance rate is higher for tobacco users than for those who do not use tobacco and higher for Non-Tobacco Insureds than for Ultra Preferred Non-Tobacco Insureds.

Rider Charge. You can obtain additional benefits by requesting riders on your policy. The monthly rider charges include charges for any benefits you add by rider.

Daily Charges Against the Separate Account

Mortality and Expense Risk Charge. Each day we deduct a charge from the Separate Account for mortality and expense risks. We do not deduct this charge from the assets in the GPA.

The mortality risk is a risk that the group of lives we insure may, on average, live for shorter periods of time than we estimated. The expense risk is a risk that our costs of issuing and administering policies may be more than we estimated.

If we do not need all the money we collect in mortality and risk charges to cover death benefits and expenses, the amount we do not need will be our gain. However, even if the money we collect is not enough to cover death benefits and expenses, we will pay all death benefits and expenses.

Investment Management Fee and Other Expenses. Each of the funds incurs investment management fees and other expenses. In addition, one or more funds may incur distribution and service fees called “12b-1” fees. (For details on these charges, see the fund prospectuses.) These are deducted from the fund.

Other Charges

Withdrawal Fee. If you make a partial withdrawal from your policy, we deduct $25 from the amount you withdraw. This fee is guaranteed not to increase for the duration of the policy.

Loan Interest Rate Expense Charge. This charge reimburses us for the expenses of administering loans.
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Detailed Description of Policy Features

Special Circumstances

We may vary the charges and other terms of policies where special circumstances result in sales or administrative expenses or insurance risks that are different than those normally associated with these policies. We will make these variations only in accordance with uniform rules we establish.

Account Value and Net Surrender Value

The account value of the policy has two components: the variable account value and the fixed account value.

Variable Account Value. The variable account value is the sum of your values in each of the divisions of the Separate Account. It reflects:

•	Net premiums allocated to the Separate Account;

•	transfers to the Separate Account from the Guaranteed Principal Account;

•	transfers and withdrawals from the Separate Account;

•	Monthly charges deducted from the Separate Account; and

•	the net investment experience of the Separate Account.

These transactions are all reflected in the variable account value through the purchase and sale of accumulation units.

Net Investment Experience and Accumulation Units. The net investment experience of the variable account value is reflected in the value of the accumulation units. The value of your accumulation units in a division is equal to:

•	the accumulation unit value in that division; multiplied by

•	the number of accumulation units in that division credited to your policy.

We purchase and sell accumulation units at the unit value as of the closing time of the New York Stock Exchange on the Valuation Date processed.

If we receive a premium or a transaction request in good order before the closing time on a Valuation Date, units will be purchased or sold as of that Valuation Date. If we receive it in good order after that time, units will be purchased or sold as of the next Valuation Date.

The variable account value of the policy is the total of the values of the accumulation units in each division credited to the policy.

Fixed Account Value. The fixed account value is the accumulation at interest of:

•	Net premiums allocated to the Guaranteed Principal Account; plus

•	amounts transferred into the GPA from the Separate Account; less

•	amounts transferred or withdrawn from the GPA; and less

•	Monthly charges and surrender charges deducted from the GPA.

Interest on the Fixed Account Value. The fixed account value earns interest at an effective annual rate, credited daily.

For the part of the fixed account value equal to any policy loan, the daily rate we use is the daily equivalent of:

•	the annual loan interest rate minus the Loan Interest Rate Expense Charge; or

•	3% if greater.

For the part of the fixed account in excess of any policy loan, the daily rate we use is the daily equivalent of:

•	the current interest rate we declare; or

•	the guaranteed interest rate of 3%.

Net Surrender Value. The net surrender value of the policy is equal to the account value less any policy debt.
Detailed Description of Policy Features

You may surrender the policy by sending a written request to our Administrative Office. We will determine the net surrender value at the end of the Valuation Date on which we receive the request in good order.

Withdrawals. After the first Policy Year, you may withdraw up to 75% of the net surrender value. However, you may not make a withdrawal once the Insured has reached Attained Age 100.

We deduct a fee of $25 from the amount withdrawn. The minimum amount you can withdraw is $100 (including the withdrawal fee).

You must state in the withdrawal request from which divisions or the GPA you want the withdrawal made. You can state the amount as a dollar amount or a percentage. The withdrawal amount you wish taken from each division of the Separate Account and from the GPA may not exceed the non-loaned account value in each of these.

If you have chosen Death Benefit Option 1 or 3, we will reduce the Face Amount by the amount of the withdrawal unless you provide evidence satisfactory to us that the Insured still is insurable. There is one exception. If the Death Benefit equals the minimum death benefit both before and after the withdrawal, the Face Amount will not be reduced under Death Benefit Option 1 or 3. We may not allow a withdrawal if it would result in a reduction of the Face Amount to less than the minimum Initial Face Amount.

The withdrawal will be effective on the Valuation Date we receive the written request in good order. We will process it within seven days.

Taking a withdrawal may have adverse tax consequences under federal tax law. Please consult your tax adviser. (See also Federal Income Tax Considerations in Part V.)

Policy Loan Privilege

General. After the first Policy Year, you may take a loan from the policy. We reserve the right to allow loans during the first Policy Year. You must assign the policy to us as collateral for the loan. The maximum amount you can borrow at any time is the amount that, with accrued loan interest on it to the next Policy Anniversary Date, will equal the account value. If there is any outstanding policy debt, including any accrued interest, it reduces the maximum amount available.

Source of Loan. We take the policy loan amount from the divisions and the GPA in proportion to the amount of account value in each division and the GPA (excluding any outstanding loans) on the date of the loan. We reduce the amount of units in the divisions of the Separate Account from which the loan is taken. We transfer the resulting dollar amounts to the loaned portion of the GPA.

We may delay granting any loan you want taken from the GPA for up to six months. We may delay granting any loan from the divisions during any period that:

(i)	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

(ii)	trading is restricted;

(iii)	the SEC determines a state of emergency exists; or

(iv)	the SEC permits us to delay payment for the protection of our Owners.

Whenever total policy debt (which includes accrued interest) equals or exceeds the account value, we will send a notice to you. This notice will state the amount needed to bring the policy debt back within the limit. If we do not receive this amount within 31 days after the date we mailed the notice, and if policy debt exceeds the account value at the end of those 31 days, the policy terminates without value.
14
Detailed Description of Policy Features

The policy also may terminate due to insufficient net surrender value or premium payments. (See Grace Period and Termination.)

Loan Interest Charged. At the time of Application, you may select either a fixed loan interest rate of 4% or an adjustable loan rate.

Each year we will set the adjustable rate that will apply for the next Policy Year. The maximum loan rate is based on the Monthly Average Corporate yield on seasoned corporate bonds as published by Moody’s Investors Service, Inc. If this Average is no longer published, we will use a similar average as approved by the insurance department of your “contract state.” The maximum rate is the greater of:

(i)	the published monthly average for the calendar month ending two months before the policy Year begins,

(ii)	or 4%.

If the maximum rate is less than  1 /2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum rate is at least  1 /2% lower than the rate in effect for the previous year, we will decrease the rate.

Interest on policy loans accrues daily and becomes part of the policy debt as it accrues. It is due on each Policy Anniversary. If you do not pay it when it is due, the interest is added to the loan. As part of the loan, it will bear interest at the loan rate. We will treat capitalized interest the same as a new loan. We will take an amount equal to the interest due from the divisions and the GPA in proportion to the non-loaned account value in each.

Repayment. You may repay all or part of any policy debt at any time while the Insured is living and while the policy is in force. Any loan repayment you make within 30 days of the Policy Anniversary date first pays policy loan interest due. We will allocate any other loan repayment to the GPA until you have repaid all loan amounts that were deducted from the GPA. We will allocate additional loan repayments based on the premium allocation. You must clearly identify the payment as a loan repayment or we will consider the payments premium payments.

We will deduct any outstanding policy debt from the proceeds payable at death or the surrender of the policy.

Interest on Loaned Value. We deposit an amount equal to the loaned amount in the GPA. This amount earns interest at a rate equal to the greater of 3% and the policy loan rate less the Loan Interest Rate Expense Charge. This Charge will not exceed 2%. Currently, the Charge is 1.00% in Policy Years one through 15 and 0.50% in Policy Years 16 and later.

Effect of Loan. A policy loan affects the policy since we reduce the death benefit and net surrender value by the amount of the loan. If you repay the loan, we increase the death benefit and net surrender value under the policy by the amount of the repayment.

Taking a policy loan could have adverse tax consequences, especially if your policy is a “modified endowment contract” under current federal tax law. Please consult your tax adviser. (See also Federal Income Tax Considerations in Part V.)

As long as a loan is outstanding, a portion of the policy account value equal to the loan is invested in the GPA. This amount does not participate in the Separate Account investment performance.
Detailed Description of Policy Features

III. Investment Options

The Guaranteed Principal Account

You may allocate some or all of the net premiums to the Guaranteed Principal Account (“GPA”). You also may transfer some or all of the account value in the divisions of the Separate Account to the GPA. Neither our general investment account nor the GPA is registered under federal or state securities laws.

Amounts allocated to the GPA become part of our general investment account. Our general investment account consists of all assets owned by us other than those in the Separate Account and in our other separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of our general investment account.

We guarantee amounts allocated to the GPA in excess of any policy debt (which includes accrued interest) will accrue interest daily at an effective annual rate at least equal to 3%. For amounts in the GPA equal to any policy debt, the guaranteed minimum interest rate is an effective annual rate of 3% or, if greater, the policy loan rate less the Loan Interest Rate Expense Charge. This charge will not be greater than 2% per year. This rate will be paid regardless of the actual investment experience of the GPA. Although we are not obligated to credit interest at a rate higher than the guaranteed minimum, we may declare a higher rate.

The Separate Account

Our Board of Directors established the Separate Account on July 13, 1988, as a separate investment account of MassMutual. The Board established the Separate Account based on the laws of the State of Massachusetts. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940. We have established a segment within the Separate Account to receive and invest premium payments for the policies. We have since divided this segment into 28 divisions. Each division invests in shares of a designated investment fund as follows:

Division	Fund

American Century VP	American Century’s
Income & Growth	VP Income &
Growth Fund

Deutsche VIT Small	Deutsche VIT Small
Cap Index	Cap Index

Fidelity VIP II	Fidelity VIP
Contrafund	Contrafund
Portfolio—Initial Class

Goldman Sachs Capital	Goldman Sachs VIT
Growth	Capital Growth
Fund

INVESCO Technology	INVESCO VIF-
Technology Fund

Janus Aspen Capital	Janus Aspen Series
Appreciation	Capital Appreciation
Portfolio

Janus Aspen	Janus Aspen Series
Worldwide Growth	Worldwide Growth
Portfolio

MML Blend	MML Blend Fund

MML Emerging	MML Emerging
Growth	Growth Fund

MML Equity	MML Equity Fund

MML Equity Index	MML Equity Index
Fund—Class II

MML Growth Equity	MML Growth Equity
Fund

MML Large Cap Value	MML Large Cap Value
Fund

MML Managed Bond	MML Managed Bond
Fund

MML Money Market	MML Money Market
Fund

MML NASDAQ 100	MML OTC 100 Fund
Index

16
Investment Options

Division	Fund

MML Small Cap	MML Small Cap
Growth Equity	Growth Equity
Fund

MML Small Cap Value	MML Small Cap Value
Equity	Equity Fund

Oppenheimer	Oppenheimer
Aggressive Growth	Aggressive Growth
Fund/VA

Oppenheimer Bond	Oppenheimer Bond
Fund/VA

Oppenheimer Capital	Oppenheimer Capital
Appreciation	Appreciation
Fund/VA

Oppenheimer Global	Oppenheimer Global
Securities	Securities Fund/VA

Oppenheimer High	Oppenheimer High
Income	Income Fund/VA

Oppenheimer	Oppenheimer
International	International
Growth	Growth Fund/VA

Oppenheimer Main	Oppenheimer Main
Street Growth &	Street Growth &
Income	Income Fund/VA

Oppenheimer Strategic	Oppenheimer Strategic
Bond	Bond Fund/VA

T. Rowe Price Mid-	T. Rowe Price Mid-
Cap Growth	Cap Growth
Portfolio

Templeton	Templeton
International	International
Securities	Securities Fund—
Class 2

We may establish additional divisions within the Segment in the future.

We own the assets in the Separate Account. We are required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the policies funded by the Separate Account. We credit or charge the income, gains, or losses, realized or unrealized, of the Separate Account against the assets held in the Separate Account. We do not take any regard of the other income, gains, or losses of MassMutual. Assets in the Separate Account attributable to the reserves and other liabilities under the policies cannot be charged with liabilities from any other business conducted by MassMutual. We may transfer to our General Account any assets that exceed anticipated obligations of the Separate Account.

The Funds

The investment funds available through the policy are offered by eleven investment companies and trusts. They each provide an investment vehicle for the separate investment accounts of variable life policies and variable annuity contracts offered by companies such as MassMutual. Shares of these organizations are not offered to the general public.

The assets of certain variable annuity separate accounts offered by MassMutual and by other affiliated and non-affiliated life insurers are invested in shares of these funds. Because these separate accounts are invested in the same underlying funds, it is possible that conflicts could arise between policyowners and owners of the variable annuity contracts.

The boards of trustees or boards of directors of the funds will follow procedures developed to determine whether conflicts have arisen. If a conflict exists, the boards will notify the insurers and they will take appropriate action to eliminate the conflicts.

We purchase the shares of each fund for the division at net asset value. All dividends and capital gain distributions received from a fund are automatically reinvested in that fund at net asset value, unless MassMutual, on behalf of the Separate Account, elects otherwise. We redeem shares of the funds at their net asset values as needed to make payments under the policies.

Some of the funds offered are similar to, or are “clones” of, mutual funds offered in the retail marketplace. These “clone” funds have the same investment objectives, policies, and portfolio managers as the retail funds and usually were formed after the retail funds. While the clone funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from the retail funds. In fact, the performance of the clone funds may be dramatically different from the performance of the retail funds due to differences in the funds’ sizes, dates shares of stock are purchased and sold, cash flows and expenses. Thus, while the performance of the retail funds may be informative, you should remember that such performance is not the performance of the funds that support the policy. It is not an indication of future performance of the policy funds.

Fund Profiles

Following is a summary of the investment objectives of each fund. Please note there can be no assurance any fund will achieve its objectives. More detailed information concerning the funds and their investment objectives is contained in the accompanying prospectuses; they include information on the risks associated with the investments, the investment techniques, and the deduction of expenses for each of the funds.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc., is part of American Century Investments, a family of funds that includes nearly 70 no-load mutual funds covering a variety of investment opportunities. One of the funds, VP Income & Growth Fund, is offered under this policy.

American Century’s VP Income & Growth Fund

American Century’s VP Income & Growth Fund seeks long-term growth of capital as well as current income. The fund pursues a total return and dividend yield that exceed those of the S&P 500® by investing in stocks of companies with strong dividend growth potential.

Deutsche Asset Management VIT Funds (“Deutsche VIT Funds”)

Deutsche VIT Funds was organized as a Massachusetts business trust in 1996. Prior to May 1, 2000, Deutsche VIT Funds was called BT Insurance Funds Trust. Deutsche VIT Small Cap Index is a separate series of the Deutsche VIT Funds.

Deutsche VIT Small Cap Index

Deutsche VIT Small Cap Index fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000® Small Stock Index*, which emphasizes stocks of small U.S. companies. Prior to May 1, 2000, this fund was called the BT Small Cap Index Fund.

*Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell indexes and has been licensed for use by Bankers Trust Company.

Variable Insurance Products Fund II

Variable Insurance Products Fund II (“Fidelity’s VIP II”), managed by Fidelity Management & Research Company (“FMR”), was organized as a Massachusetts business trust on March 21, 1988. One of its investment portfolios, the Fidelity VIP Contrafund® Portfolio, is available under this policy.

Fidelity VIP Contrafund® Portfolio (Initial Class)

This Fund seeks long-term capital appreciation. It invests primarily in common stocks. It also invests in the securities of companies whose value FMR believes is not fully recognized by the public, in domestic and foreign issuers, and in either “growth” stocks or “value” stocks or both.
18
Investment Options

Goldman Sachs Variable Insurance Trust (“VIT”)

The VIT is an open-end management investment company, organized in Delaware in September 1997. The Goldman Sachs VIT Capital Growth Fund is a separate series of shares of the VIT.

The investment objectives and policies of the Funds in certain instances may be similar to the investment objectives and policies of other mutual funds managed by the Investment Adviser. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of such other mutual funds.

The Investment Adviser cannot guarantee, and makes no representation, that the investment results of similar funds will be comparable even thought the funds have the same Investment Adviser.

Goldman Sachs VIT Capital Growth Fund

The Goldman Sachs VIT Capital Growth Fund seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

INVESCO Variable Investment Funds, Inc.

Sub-adviser:

INVESCO Variable Investment Funds (“INVESCO VIF”) is an open-end, diversified, no-load management investment company organized as a Maryland corporation in 1993.

INVESCO VIF-Technology Fund

The INVESCO VIF-Technology Fund seeks capital appreciation and normally invests primarily in the equity securities of companies engaged in technology-related industries. These industries include, among others, biotechnology, communications, electronics, internet, office and factory automation, and video.

Janus Aspen Series

Janus Aspen is an open-end, management investment company. Janus Aspen Worldwide Growth Portfolio and Janus Aspen Capital Appreciation Portfolio are each separate portfolios of the Janus Aspen Series.

Janus Aspen Series Capital Appreciation Portfolio

The Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Aspen Series Worldwide Growth Portfolio

The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of companies of any size throughout the world.

MML Series Investment Fund (“MML Trust”)

The MML Trust, managed by MassMutual, was organized as a Massachusetts business trust on December 19, 1984. Eleven of the diversified investment portfolios of the Trust are available under this policy.

MML Blend Fund

Sub-adviser: David L. Babson & Company, Inc.

The MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital by investing in equity, fixed income and money market securities.
Investment Options

MML Emerging Growth Fund

Sub-adviser: RS Investment Management, Inc.

The MML Emerging Growth Fund seeks capital appreciation by investing primarily in smaller, rapidly growing emerging companies.

MML Equity Fund

Sub-adviser: David L. Babson & Company, Inc.

The MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income by investing in equity securities.

MML Equity Index Fund (Class II Shares)

Sub-adviser: Bankers Trust Company

The MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor’s 500® Composite Stock Price Index.

(“Standard & Poor’s 500®” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, or by The McGraw Hill Companies, Inc. Standard & Poor’s makes no representation regarding the advisability of investing in the fund.)

MML Growth Equity Fund

Sub-adviser: Massachusetts Financial Services Company

The MML Growth Equity Fund seeks long-term growth of capital and future income by investing primarily in equity securities of companies with long-term growth potential.

MML Large Cap Value Fund

Sub-adviser: Davis Selected Advisers, L.P.

The MML Large Cap Value Fund seeks both capital growth and income by selecting high quality, large capitalization companies in the S&P 500 Index.®

MML Managed Bond Fund

Sub-adviser: David L. Babson & Company, Inc.

The MML Managed Bond Fund seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital by investing primarily in investment grade debt securities.

MML Money Market Fund

Sub-adviser: David L. Babson & Company, Inc.

The MML Money Market Fund seeks to achieve high current income, the preservation of capital, and liquidity by investing in short-term securities.

MML OTC 100 Fund

Sub-adviser: Bankers Trust Company

The MML OTC 100 Fund seeks to approximate as closely as practicable (before fees and expenses) the total return of the 100 largest publicly traded over-the-counter common stocks commonly referred to as the “NASDAQ 100 Index®.”

MML Small Cap Growth Equity Fund

Sub-advisers: J. P. Morgan Investment Management, Inc., and Waddell & Reed Investment Management Company.

The MML Small Cap Growth Equity Fund seeks long-term capital appreciation by primarily investing in equity securities of smaller companies with long-term growth potential.

MML Small Cap Value Equity Fund

Sub-adviser: David L. Babson & Company, Inc.

The MML Small Cap Value Equity Fund seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.

Oppenheimer Variable Account Funds (“Oppenheimer Trust”)

The Oppenheimer Trust is managed by OppenheimerFunds, Inc. The Trust consists of 10 separate funds, seven of which are offered under this policy.

Oppenheimer Aggressive Growth Fund/VA

The Oppenheimer Aggressive Growth Fund/VA seeks capital appreciation by investing in “growth-type” companies.

Oppenheimer Bond Fund/VA

The Oppenheimer Bond Fund/VA seeks a high level of current income. The Fund seeks capital growth when consistent with its primary objective of high current income. The Fund invests mainly in investment grade debt securities.

Oppenheimer Capital Appreciation Fund/VA

The Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation by investing in securities of well-known established companies. It invests mainly in equity securities.

Oppenheimer Global Securities Fund/VA

The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, “growth type” companies, cyclical industries and special situations considered to have appreciation possibilities. It invests mainly in common stocks of U.S. and foreign issuers.

Oppenheimer High Income Fund/VA

The Oppenheimer High Income Fund/VA seeks a high level of current income. The Fund invests in unrated securities or high risk securities in the lower rating categories, commonly known as “junk bonds,” which are subject to a greater risk of loss of principal and non payment of interest than higher-rated securities.

Oppenheimer Main Street® Growth & Income Fund/VA

The Oppenheimer Main Street Growth & Income Fund/VA seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Strategic Bond Fund/VA

The Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities. The Fund invests in three market sectors: debt securities of foreign governments and companies; U.S. government securities; and lower-rated, high-yield securities of U.S. and foreign companies.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. (“Panorama Fund”), is an open-end investment company. OFI is also the investment advisor to the Panorama Fund.

Oppenheimer International Growth Fund/VA

The Oppenheimer International Growth Fund/VA seeks long-term growth of capital by investing primarily in equity securities of foreign “growth” companies listed on foreign stock exchanges.

T. Rowe Price Equity Series, Inc.

The T. Rowe Price Equity Series, Inc., was incorporated in Maryland in 1994. Currently, it consists of four series, each representing a separate class of shares having different objectives and investment policies. One of the series, the Mid-Cap Growth Portfolio, is available under this policy.

T. Rowe Price Mid-Cap Growth Portfolio

The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.

Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”)

The Franklin Templeton VIP Trust is an open-end, management investment company organized as a Massachusetts business trust on February 25, 1988. Prior to May 1, 2000, the Franklin Templeton VIP Trust was called the Templeton Variable Products Series Fund. The Templeton International Securities Fund is a separate series of the Franklin Templeton VIP Trust.

Templeton International Securities Fund (Class 2 Shares)

The Templeton International Securities Fund seeks long-term capital growth. The Fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

The Investment Advisers

American Century Investment Management, Inc., is the investment adviser to the American Century VP Income & Growth Fund. Under the laws of the state of Maryland, the company’s board of directors is responsible for managing the business and affairs of the Fund. Acting under an investment management agreement entered into with the fund, American Century Investment Management, Inc., serves as the manager of the fund. Its principal place of business is American Century Tower, 4500 Main Street, Kansas City, Missouri. The manager has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

Bankers Trust Company is the investment adviser to the Deutsche VIT Small Cap Index Fund. Bankers Trust Company is located at 130 Liberty Street, New York, New York 10006.

Fidelity Management & Research Company (“FMR”) is the investment adviser to the VIP II Contrafund Portfolio. FMR is the management arm of Fidelity Investments®, which was established in 1946. Fidelity Investments has its principal business address at 82 Devonshire Street, Boston, Massachusetts. FMR handles the VIP II Contrafund business affairs and, with the assistance of affiliates, chooses the Fund’s investments. Fidelity Management & Research (U.K.) Inc., in London, England, Fidelity Management & Research (Far East), Inc., and Fidelity Investments Japan Limited serve as sub-advisers for the VIP II Contrafund Portfolio.

Goldman Sachs Asset Management (“GSAM”), a unit of the Investment Management Division, serves as investment adviser to the Goldman Sachs Capital Growth Fund. As of September 1, 1999, the Investment Management Division was established as a new operating division of Goldman Sachs & Company. This newly created entity includes GSAM. Goldman Sachs registered as an investment adviser in 1981, The Goldman Sachs Group, L.P., which controlled the Investment Advisers, merged into the Goldman Sachs Group, Inc., as a result of an initial public offering. GSAM is located at 32 Old Slip, New York, New York 10005.

The custodian for each fund of the Goldman Sachs Variable Insurance Trust is State Street Bank and Trust Company. It is located at 1776 Heritage Drive, North Quincy, Massachusetts 02110.

INVESCO Funds Group, Inc. (“INVESCO”), is the investment adviser to INVESCO VIF. INVESCO, founded in 1932, is located at 7800 East Union Avenue, Denver, Colorado 80237.

Janus Capital is the investment adviser to the Janus Aspen Capital Appreciation Portfolio and the Janus Aspen Worldwide Growth Portfolio. Janus Capital is located at 100 Fillmore Street, Denver, Colorado 80206-4928.

MassMutual serves as investment manager of each of the MML Funds under investment management agreements. David L. Babson & Company, Inc. (“Babson”), which is a controlled subsidiary of MassMutual, is the investment sub-adviser to MML Blend Fund, MML Equity Fund, MML Managed Bond Fund, MML Money Market Fund, and MML Small Cap Value Equity Fund. Both MassMutual and Babson are registered investment advisers under the Investment Advisers Act of 1940.

MassMutual has entered into a subadvisory agreement with RS Investment Management, Inc., whereby RS Investment Management, Inc., manages the investments of the MML Emerging Growth Fund.

MassMutual entered into a sub-advisory agreement with Bankers Trust Company. Bankers Trust Company manages the investment and reinvestment of the assets of the MML Equity Index Fund and the MML OTC 100 Fund.

MassMutual has entered into a sub-advisory agreement with Massachusetts Financial Services Company (“MFS”). MFS manages the investment of the MML Growth Equity Fund.

MassMutual has entered into a subadvisory agreement with Davis Selected Advisers, L.P., whereby Davis Selected Advisers, L.P. manages the investments of the MML Large Cap Value Fund.

MassMutual has entered into sub-advisory agreements with J.P. Morgan Investment Management, Inc. (“J.P. Morgan”), and Waddell & Reed Investment Management Company (“Waddell & Reed”). J.P. Morgan and Waddell & Reed each manage a portion of the portfolio of MML Small Cap Growth Equity Fund.

OppenheimerFunds, Inc. (“OFI”), is an investment adviser organized under the laws of Colorado as a corporation; it was originally organized in 1959. It (including a subsidiary) currently manages investment companies, including other Oppenheimer funds, with assets of more than $120 billion as of December 31, 1999, and with more than five million shareholder accounts. OFI is located at Two World Trade Center, 34th Floor, New York, New York 10048-0203. OFI is owned by Oppenheimer Acquisition Corporation, a holding company owned in part by senior management of OFI and ultimately controlled by MassMutual. OFI serves as investment adviser to the Oppenheimer Trust. OFI is registered as an investment adviser under the Investment Advisers Act of 1940. OFI serves as Investment Adviser to the Oppenheimer Funds and Panorama Series Funds, Inc.

T. Rowe Price Associates, Inc., (“T. Rowe Price”), is the investment adviser to the T. Rowe Price Mid-Cap Growth Portfolio. T. Rowe Price was founded in 1937. T. Rowe Price has its principal business address at 100 East Pratt Street, Baltimore, Maryland 21202. The T. Rowe Price Equity Series, Inc., (the “Corporation”), was incorporated in Maryland in 1994. The Corporation is governed by a Board of Directors that meets regularly to review the fund’s investments, performance, expenses, and other business affairs. The policy of the Corporation is that a majority of Board members will be independent of T. Rowe Price.

The Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”) is an open-end management investment company organized as a Massachusetts business trust on February 25, 1988. The Templeton International Securities Fund is a separate series of the Franklin Templeton VIP Trust.

Templeton Investment Counsel, Inc. (“TICI”) is the investment manager of the Templeton International Securities Fund. TICI is located at 500 East Broward Boulevard, Fort Lauderdale, Florida 33394-3091.
Investment Options

IV. Other Policy Information

When We Pay Proceeds

If the policy has not terminated, we normally pay surrender, withdrawal, or loan proceeds, or the death benefit, within seven days after we receive all required documents in good order at our Administrative Office.

In addition, a death claim is not in good order until we have determined that it is valid. We investigate all death claims occurring within any two-year contestable period. We may investigate death claims occurring beyond the two-year contestable period. When we receive the information from a completed investigation, we generally determine within five days whether the claim is valid.

We pay interest on the death benefit from the date of death to the date of payment.

We can delay payment of the net surrender value or any withdrawal or loan from the Separate Account during any period when:

(i)	it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings); or

(ii)	trading is restricted by the SEC; or

(iii)	the SEC declares an emergency exists; or

(iv)	the SEC, by order, permits us to delay payment in order to protect our Owners.

Also, we can delay payment of the death benefit during such a period if:

•	the period begins on or before the date of the Insured’s death; and

•	the amount of the death benefit is based on the variable account value of the policy as of the date of the Insured’s death.

We may delay paying any net surrender value, any withdrawal, or any loan proceeds based on the GPA for up to six months from the date the request is received at our Administrative Office.

If we delay payment of a surrender or withdrawal for 30 days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option.

Payment Options

We will pay the policy proceeds (the death benefit or the net surrender value) in cash. Or if you wish, we will pay all or part of these under one or more of the following payment options. The minimum amount that can be applied under a payment option is $10,000. If the periodic payment under any option is less than $100, we reserve the right to make payments at less-frequent intervals. None of these benefits depends on the performance of the Separate Account or the GPA. For additional information concerning these options, see the policy. The following payment options are currently available.
Installments for a Specified Period	Equal monthly payments for any period selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected, and the monthly income rates we are using when the first payment is due.

Life Income	Equal monthly payments based on the life of a named person. Payments will continue for the lifetime of that person. You can elect income with or without a minimum payment period.

Interest	We will hold any amount applied under this option. We will pay interest on the amount at an effective annual rate determined by us. This rate will not be less than 3%.
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Other Policy Information
Installments of Specified Amount	Fixed amount payments. The total amount paid during the first year must be at least 6% of the total amount applied. We will credit interest each month on the unpaid balance and add this interest to the unpaid balance.
This interest will be an effective annual rate determined by us, but not less than 3%. Payments continue until the balance we hold is reduced to less than the agreed fixed amount. The last payment will be for the balance only.

Life Income with Payments Guaranteed for Amount Applied	Equal monthly payments based on the life of a named person. We will make payments until the total amount paid equals the amount applied, whether the named person lives until all payments have been made or not. If the named person lives beyond the payment of the total amount applied, we will continue to make monthly payments as long as the named person lives.

Joint Lifetime Income with Reduced Payments to Survivor	Monthly payments based on the lives of two named persons. We will make payments at the initial level while both are living, or for 10 years if longer.
When one dies (but not before the 10 years has elapsed), we will reduce the payments by one-third. Payments will continue at that level for the lifetime of the other. After the 10 years has elapsed, payments stop when both named persons have died.
Withdrawal Rights Under Payment Options. If provided in the payment option election, you may withdraw or apply under any other option all or part of the unpaid balance under the Fixed Amount or Interest Payment Option. You may not withdraw any part of the payments under the Specified Period Payment Option or payments that are based on a named person’s life.

Beneficiary

A Beneficiary is any person named on our records to receive insurance proceeds upon the Insured’s death. The applicant names the Beneficiary in the application for the policy. You may name different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

You may change the Beneficiary during the Insured’s lifetime by writing to our Administrative Office. Generally, the change will take effect as of the date of the request. If no Beneficiary is living at the Insured’s death, unless provided otherwise, the death benefit is paid to you or, if deceased, to your estate.

Assignment

You may assign the policy as collateral for a loan or other obligation. For any assignment to be binding on us, however, we must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

Limits on Our Right to Challenge the Policy

Except for any policy change or reinstatement requiring evidence of insurability, we cannot, in the absence of fraud, contest the validity of your policy after it has been in force during the Insured’s lifetime for two years after the Issue Date.

For any policy change or reinstatement requiring evidence of insurability, we cannot, in the absence of fraud, contest the validity of the change or reinstatement after it has been in effect for two years during the lifetime of the Insured.
Other Policy Information

Error of Age or Gender

If the Insured’s age or gender is misstated in the policy application, we will adjust the death benefit we pay under the policy based on what the policy would provide based on the most recent Monthly Charge for the correct date of birth and correct gender.

Suicide

If the Insured dies by suicide, while sane or insane, the policy death benefit may be limited.

•	If the death occurs within two years after the Issue Date, the death benefit will be limited to the sum of all premiums paid, less any withdrawals and any policy debt.

•
If the death occurs within two years after reinstatement of the policy, the death benefit will be limited to the sum of the premium paid to reinstate and all premiums paid thereafter, less any withdrawals after reinstatement and any policy debt at the time of death.

•
If death occurs within two years after the effective date of an increase in Face Amount (but at least two years after the Issue Date or any reinstatement), the death benefit attributed to the increase is limited to the sum of the monthly charges made for the increase.

Additional Benefits You Can Get by Rider

You can obtain additional benefits if you request them and qualify for them. We provide additional benefits by riders. Additional benefits are subject to the terms of both the rider and the policy. The cost of any rider is deducted as part of the monthly charges. Subject to state availability, the following riders are available.

Substitute Of Insured Rider. This rider allows you to substitute a new insured in place of the current Insured under the policy. A substitute of Insured is allowed if the policy is in force, you have an insurable interest in the life of the substitute insured, the substitute insured is age 80 or younger on the date of substitution, and the age of the substitute insured on the Policy Date is within the issue age range allowed for this policy on the Policy Date.

An application and evidence of insurability satisfactory to us is required for the substitute insured.

All monthly charges after the substitution of insured will be based on the life and risk class of the substitute insured.

The rider terminates upon the current Insured’s Attained Age 75, at the time of the exercise of the rider, if this policy is changed to a different policy under which this rider is not available, or if this policy terminates.

This rider is included automatically with the policy. There is no charge for the rider.

Substituting a new insured under the policy may have adverse tax consequences under current federal tax law. Please consult your tax advisor.

Other Insured Rider. This rider provides level term insurance on the life of the base policy Insured or the Insured’s spouse or child. The coverage for the insured under the rider is convertible for a limited amount of time.

While the other insured is living and prior to the other insured’s attained age 70, the rider may be fully or partially converted to a flexible premium adjustable variable life policy offered at the time of conversion. The cost for the new policy will be based on the other insured’s attained age at the time of conversion. No evidence of insurability is required to convert the rider coverage.

If the insured under the rider is not the base policy Insured, the rider may be converted upon the death of the Insured (but only before attained age 70 of the other insured).

If the other insured is the base policy Insured, the rider continues past the Insured’s age 100 without charge. If the other insured is not the base policy Insured, the rider will terminate once the base policy Insured attains age 100. If the other insured is older than the base policy Insured, charges for the rider will cease once the other insured attains age 100.

The monthly charge for this rider is a rate per $1,000 of rider face amount for the other insured.

Guaranteed Insurability Rider. This rider provides the right to increase the face amount of this policy without evidence of insurability on certain option dates as defined in the rider.

The rider terminates after the last option date as defined in the rider, if the policy is changed to another policy under which this rider is not available, or if the policy terminates.

There is a monthly charge for this rider. It is a rate per $1,000 of rider option amount.

Disability Benefit Rider. This rider provides a disability benefit while the Insured is totally disabled as defined in the rider. The rider provides the following monthly benefits if the Insured becomes totally disabled.

We will credit an amount to the account value equal to the specified benefit amount shown on the policy specification page for this rider. This amount will be treated as a net premium.

We also will waive the monthly charges due for this policy.

The benefits will be provided after the Insured has been totally disabled for four months and all conditions of the rider have been met.

The benefits under the rider end once the Insured is no longer totally disabled, satisfactory proof of continued disability is not provided to us as required, or the day before the Insured’s Attained Age 65, unless total disability began before the Insured’s Attained Age 60 in which case the waiver part of the monthly benefit will continue beyond Attained Age 65 while the Insured remains totally disabled.

There is a monthly charge for this rider based on both the specified benefit amount and the waiver of monthly charges. The charge rates are based on the Attained Age, gender, and risk class of the Insured and on the benefits provided.

Waiver Of Monthly Charges Rider. Under this rider, we will waive the monthly charges due for the policy while the Insured is totally disabled as defined in the rider.

The benefit will be provided once the Insured has been totally disabled for four months and all the provisions of the rider have been met. The benefits will end when the Insured is no longer totally disabled, satisfactory proof of continued total disability is not given to us as required, or the day before the Insured’s Attained Age 65 if the disability began when the Insured was Attained Age 60 or older.

There is a monthly charge for this rider. The charge rate is based on the Insured’s Attained Age, gender, and risk class.

Accelerated Death Benefit Rider. This rider advances to the Owner a portion of the policy death benefit, when we receive proof, satisfactory to us, that the Insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy, equal to the amount of benefit accelerated. Interest is not charged on the lien.

Where this rider is available, it is included automatically with the policy. There is no charge for this rider.
Other Policy Information

Sales and Other Agreements

MML Distributors, LLC (“MML Distributors”), 1414 Main Street, Springfield, Massachusetts 01144-1013, is the principal underwriter of the policy. MML Investors Services, Inc. (“MMLISI”), at the same address serves as the co-underwriter of the policy. Both MML Distributors and MMLISI are registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. (the “NASD”).

MML Distributors may have selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy. These agents also are registered representatives of selling brokers or of MMLISI. We intend to offer the policy in all states.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Both MML Distributors and MMLISI receive compensation for their activities as underwriters of the policy.

Agents who sell these policies will receive commissions based on certain commission schedules and rules. We pay some commissions as a percentage of the premium paid in each year of coverage. These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the Issue Age, gender, and risk classification of the Insured. We also pay commissions as a percentage of the average monthly account value in each Policy Year. The maximum commission percentages are as follows.

For coverage years 1 through 10, 12.5% of premium paid up to the Target Premium and 3% of premium paid in excess of the Target Premium; and for coverage years 11 and beyond, 1% of all premium paid. Also, for Policy Years 2 and beyond, 0.15% of the average monthly account value during the Year.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives of MMLISI also may receive commission overrides, allowances and other compensation.
We may pay independent, third-party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents.
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Other Policy Information

V. Other Information

MassMutual

MassMutual is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. Its Home Office is located in Springfield, Massachusetts. MassMutual is licensed to transact life, accident, and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada. As of December 31, 1999, MassMutual had consolidated statutory assets in excess of $70 billion and estimated total assets under management of $206.6 billion.

MassMutual’s Tax Status. MassMutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the “Code”). The segment and the Separate Account are part of MassMutual.

Due to our current tax status, we do not charge the segment for our federal income taxes that may be a result of activity of the segment. Periodically, we review the question of a charge to the Segment for our federal income taxes. In the future, we may impose a charge for any federal income taxes we pay resulting from activity of the segment. Depending on the method of calculating interest on policy values allocated to the Guaranteed Principal Account, we may charge for the policy’s share of our federal income taxes that are a result of activity of the GPA.

Under current laws, we may have to pay state or local taxes (in addition to premium taxes). At present, these taxes are not significant. We reserve the right to charge the Separate Account for such taxes, if any, resulting from activity of the Separate Account.

Annual Reports

MassMutual maintains the records and accounts relating to the Separate Account, the segment and the divisions. Each year within the 30 days following the Policy Anniversary Date, we will mail you a report showing:

(i)	the account value at the beginning of the previous Policy Year,

(ii)	all premiums paid since that time,

(iii)	all additions to and deductions from the account value during the year, and

(iv)	the account value, death benefit, net surrender value and policy debt as of the last Policy Anniversary Date.

This report may contain additional information if required by any applicable law or regulation.

Federal Income Tax Considerations

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. It also is not intended as tax advice. In addition, we do not profess to know the likelihood the current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.

For complete information on any tax issue, we urge you to consult a qualified tax adviser. No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds and Loans. We believe the policy meets the Internal Revenue Code (“IRC”) definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the Beneficiary’s gross income under federal tax law, and the gain accumulated in the contract is not taxed until withdrawn or otherwise accessed. Gain withdrawn from a policy is taxed as ordinary income.

The following information applies only to a policy that is not a modified endowment contract (“MEC”) under federal tax law. See Modified Endowment Contracts below for information about MECs.

As a general rule, withdrawals are taxable only to the extent that the amounts received exceed your cost basis in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000; then, only the excess over $10,000 is taxable.

However, special rules apply to certain withdrawals associated with a decrease in the policy Face Amount. The IRC provides that if:

•	there is a reduction of benefits during the first 15 years after a policy is issued, and

•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the policy for its net surrender value, all or a portion of the distribution may be taxable as income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the account value,but not reduced by any outstanding policy debt. Therefore, if there is a loan on the policy when it is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your income as a result of the surrender.

A change of the Owner or the Insured, or an exchange or assignment of the policy, may cause the Owner to recognize taxable income.

We believe that, under current tax law, any loan taken under the policy will be treated as policy debt of the Owner. If your policy is not a MEC, the loan will not be considered income to you when received.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “ trade for business” or “investment” purposes, provided that you meet certain narrow criteria.

If the Owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (“AMT”) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net surrender value on the date of the second death.

The impact of federal income taxes on values under the policy and on the benefit to you or your Beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.
30
Other Information

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each Owner or Beneficiary.

Investor Control. There are a number of tax benefits associated with variable life insurance policies. Gains on the net investment experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the policy Owner, have control of the investments underlying the various divisions for the policy to qualify as life insurance.

You may make transfers among divisions of the Separate Account, but you may not direct the investments each division makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy Owner can have too much investor control if the variable life policy offers a large number of investment divisions in which to invest account values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

Modified Endowment Contracts. If a policy is a modified endowment contract (“MEC”) under federal tax law, loans, withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. The policy income is the excess of the account value (both loaned and unloaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the account value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the
“7-pay test.” A policy fails this test if:

•	the accumulated amount paid under the contract at any time during the first seven contract years exceeds

•	the total premiums that would have been payable for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.

A life insurance policy may pass the 7-pay test and still be taxed as a MEC if it is received in a tax-deferred exchange for a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit, we will retest the policy using the lower benefit amount. If the reduction in death benefit causes the policy to become a MEC, this change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new, lower 7-pay limit.

We will retest whenever there is a “material change” to the policy while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new seven-year test period or the taxation of distribution and loans.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual Owners. The penalty tax will not apply to distributions:

(i)	made on or after the date the taxpayer attains age 59 1 /2; or

(ii)	made because the taxpayer became disabled; or

(iii)
made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s beneficiary. These payments must be made at least annually.

Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy’s failing the 7-pay test. The IRC provides that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, the IRS has not exercised its authority to extend the MEC tax rules to any distributions received in a year prior to the one in which the policy became a MEC.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of income accumulated in that particular policy. For purposes of determining the amount of income received from a MEC, the law considers the total of all income in all the MECs issued within the same calendar year to the same Owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total income.

Qualified Plans. The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or Section 403(b) custodial account.

Your Voting Rights

You have the right to instruct us how to vote on questions submitted to the shareholders of the funds supporting the policy to the extent you have invested in these divisions.

Your right to instruct us is based on the number of shares of the funds attributable to your policy. The policy’s number of shares of the funds is determined by dividing the policy’s account value held in each division of the Separate Account by $100. Fractional votes are counted.

You receive proxy material and a form to complete giving us voting instructions. Shares of the funds held by the Separate Account for which we do not receive instructions are voted for or against any proposition in the same proportion as the shares for which we do receive instructions.

Reservation of Rights

We reserve the right to take certain actions. Specifically, we reserve the right to:

•	Create new divisions of the Separate Account;

•	Create new Separate Accounts and new Segments;

•	Combine any two or more Separate Accounts, Segments or divisions;
32
Other Information

•	Make available additional or alternative divisions of the Separate Account investing in additional investment companies;

•
Invest the assets of the Separate Account in securities other than shares of the Funds. These securities can be substitutes for Fund shares already purchased or they can apply only to future purchases.

•	Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

•	De-register the Separate Account under the 1940 Act in the event such registration is no longer required;

•	Substitute one or more Funds for other funds with similar investment objectives;

•	Delete Funds or close Funds to future investments; and

•	Change the name of the Separate Account.

We have reserved all rights to the name Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we also may withdraw this right.

Bonding Arrangement

An insurance company blanket bond is maintained providing $100 million coverage for directors, officers, employees, general agents and agents of MassMutual (subject to a $350,000 deductible).

Legal Proceedings

We are not currently involved in any legal proceedings that would have a material impact on the policy.

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While we are not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect our financial position, results of operations or liquidity.

Experts

We have included the 1999 audited statutory financial statements of MassMutual for the policies in reliance on the reports of Deloitte & Touche LLP, independent auditors’, given on the authority of that firm as experts in accounting and auditing. Deloitte & Touche LLP is located at City Place, 185 Asylum Street, Hartford, Connecticut 06103.

The 1998 and 1997 audited statutory financial statements of MassMutual were audited by auditors other than Deloitte & Touche LLP.

Craig Waddington, FSA, MAAA, Vice President and Actuary for MassMutual, has examined the illustrations in Appendix D of this prospectus. We filed his opinion on the illustrations as an exhibit to the registration statement filed with the SEC.
Other Information

Appendix A

Definition of Terms

Account Value: The sum of the variable account value and the fixed account value of the policy.

Administrative Office: Our Administrative Office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Attained Age: The Issue Age of the Insured plus the number of completed Policy Years.

Beneficiary(ies): The person or persons specified by you to receive some or all of the death benefit at the Insured’s death.

Death Benefit: The amount paid following receipt of due proof of the Insured’s death. The amount is equal to the benefit provided by the Death Benefit Option in effect on the date of death less any policy debt outstanding and any due but unpaid premium needed to avoid policy termination.

Death Benefit Option: The policy offers three Death Benefit Options for determination of the amount of the death benefit. The Death Benefit Option is elected at time of application and, subject to certain requirements, may be changed at a later date.

Fixed Account Value: The current account value that is allocated to the Guaranteed Principal Account.

Good Order: Generally, in good order means that we have received everything we need to process the transaction. For example, we may need certain forms completed and signed before we can process a transaction. Likewise, we cannot process certain financial transactions until we have received funds with proper instructions and authorizations.

Guaranteed Principal Account (“GPA”): Part of our general investment account, the GPA is a fixed account to and from which you may make allocations and transfers.

Initial Face Amount: The amount of insurance coverage issued under the policy. Subject to certain limitations, you may change the Face Amount after issue.

Insured: The person whose life this policy insures.

Issue Age: The age of the Insured at his or her birthday nearest the Policy Date.

Issue Date: The date on which the policy is actually issued; it is also the date the suicide and contestability periods begin.

Minimum Death Benefit: The death benefit determined in accordance with the applicable Death Benefit Compliance Test. The applicable Test is either the Cash Value Test or the Guideline Premium Test, as chosen at the time of application.

Monthly Charge Date: The monthly date on which the monthly charges for the policy are due. The first Monthly Charge Date is the Policy Date, and subsequent Monthly Charge Dates are on the same day of each succeeding calendar month.

Monthly Charges: The charges assessed against the policy account value each month.

Net Premium: The premium payment we receive in good order, minus the Premium Expense Charge.

Net Surrender Value: The amount payable to an Owner upon surrender of the policy. It is equal to the account value less any policy debt.

Notice: A notification, in a form satisfactory to us, that we receive at our Administrative Office. A notice usually must be written, but we may accept notices by other means.
1
Appendix A

If we accept a notice by telephone, facsimile, or electronic mail, we will take reasonable steps to confirm that the notification is in a form satisfactory to us. For example, we may record all notices accepted by telephone. If you incur a loss due to unauthorized or fraudulent notification, we may be liable for the loss if caused by our failure to take these steps.

Owner: The person or entity that owns the policy.

Policy: The flexible premium adjustable variable life insurance policy offered by MassMutual and described in this Prospectus.

Policy Anniversary Date: An anniversary of the Policy Date.

Policy Date: The date shown on the policy that is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Charge Dates.

Policy Debt: All outstanding policy loans plus accrued loan interest.

Policy Year: A twelve-month period commencing with the Policy Date or a Policy Anniversary Date.

Premium Expense Factor: An amount used to determine the Premium Expense Charges. For the Initial Face Amount, the
Premium Expense Factor is based on the Issue Age, gender, and risk classification of the Insured. For each increase in Face Amount, the Premium Expense Factor is based on the age, gender and risk classification of the Insured on the effective date of the increase.

Request: A notice asking for a change or an additional benefit. We may require that this notice be in good order.

Separate Account: The policy’s designated segment of the “Massachusetts Mutual Variable Life Separate Account I” established by MassMutual under the laws of Massachusetts and registered as a unit investment trust with the Securities and Exchange Commission under 1940 Act. The Separate Account is used to receive and invest net premiums for this policy.

Target Premium: The level of premium payments used to determine commission payments. The Target Premium is based on the Issue Age, gender, and risk classification of the Insured. It is equal to the Premium Expense Factor.

Valuation Date: A date on which the net asset value of the units of each division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

Variable Account Value: The total of the values of the accumulation units credited to the policy in each division of the Separate Account multiplied by your number of units in that division.

We, us, our: Refer to MassMutual.

Year of Coverage: For the Initial Face Amount, each Policy Year is a Year of Coverage. For any increase in the Face Amount, each Year of Coverage is measured from the effective date of the increase.

You, your: Refer to the Owner of the policy.
Appendix A

Appendix B

Examples of the Impact of the Account Value and Premiums on the Policy Death Benefit

Example I ~  Death Benefit Option 1

Assume the following:

•	Face Amount is $1,000,000

•	Account value is $50,000

•	Minimum death benefit is $219,000

•	No policy debt

Based on these assumptions,

•	the death benefit is $1,000,000.

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit remains at $1,000,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit still remains at $1,000,000.

Example II ~< I> Death Benefit Option 2

Assume the following:

•	Face Amount is $1,000,000

•	Account value is $50,000

•	Minimum death benefit is $219,000

•	No policy debt

Based on these assumptions,

•	the death benefit is $1,050,000 (Face Amount plus account value).

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,080,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit will decrease to $1,030,000.

Example III ~  Death Benefit Option 3

Assume the following:

•	Face Amount is $1,000,000

•	Account value is $50,000

•	Minimum death benefit is $219,000

•	No policy debt

•	Premiums paid under the policy to-date total $40,000

Based on these assumptions,

•	the death benefit is $1,040,000 (Face Amount plus Premiums paid).

If you pay an additional $30,000 of premium and the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,070,000.

Examples of Death Benefit Option Changes

Example I ~  Change from Option 2 to Option 1

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the account value on the effective date of the change.

For example, if the policy has a Face Amount of $500,000 and an account value of $25,000, the death benefit under Option 2 is equal to the Face Amount plus the account value, or $525,000. If you change from Option 2 to Option 1, the death benefit under Option 1 is equal to the policy Face Amount. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1 and the death benefit after the change will remain at $525,000.

Example II ~< I> Change from Option 3 to Option 1

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the premiums paid to the effective date of the change.

For example, if a policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid, or $512,000. If you change from Option 3 to Option 1, the death benefit under Option 1 is equal to the Face Amount. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1 and the death benefit after the change will remain at $512,000.

Example III ~  Change from Option 1 to Option 2

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of the account value on the effective date of the change.

For example, if the policy has a Face Amount of $700,000 and an account value of $25,000, under Option 1 the death benefit is equal to the Face Amount, or $700,000. If you change from Option 1 to Option 2, the death benefit under Option 2 is equal to the Face Amount plus the account value. Since the death benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the death benefit under Option 2 after the change will remain $700,000.

Example IV ~< I> Change from Option 1 to Option 3

For a change from Option 1 to Option 3, the Face Amount will be decreased by the amount of the premiums paid to the effective date of the change.

For example, if the policy has a Face Amount of $700,000 and premiums paid to-date are $30,000, the death benefit under Option 1 is equal to the Face Amount, or $700,000. If you change from Option 1 to Option 3, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be decreased from $700,000 under Option 1 to $670,000 under Option 3 and the death benefit after the change will remain at $700,000.

Example V ~  Change from Option 2 to Option 3, or from Option 3 to Option 2

For a change from Option 2 to Option 3 or from Option 3 to Option 2, the Face Amount is changed (increased or decreased) by the difference between the account value and the premiums paid to-date.

For example, if the policy has a Face Amount of $1,000,000 and an account value of $70,000 and premiums paid of $25,000, the death benefit under Option 2 is equal to the Face Amount plus the account value, or $1,070,000. If you change from Option 2 to Option 3, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased by the difference between the account value and the premiums paid, or $45,000, to $1,045,000 under Option 3, maintaining a death benefit of $1,070,000.

A similar type of change would be made for a change from Option 3 to Option 2.
Appendix B
Appendix C

Rates of Return

From time to time, we may report different types of historical performance for the divisions of the Separate Account available under the policy. We may report the average annual total returns of the funds over various time periods. These returns will reflect deductions for investment management fees and fund expenses and an annual deduction for the Mortality and Expense Risk Charge. The returns do not reflect any policy charges, which, if included, would reduce performance.

On request, we will provide an illustration of account values and net surrender values for hypothetical Insureds of given ages, gender, risk classifications, premium levels and Initial Face Amounts. We will base the illustration either on actual historic fund performance or on a hypothetical investment return. The hypothetical return will be between 0% and 12%. The net surrender value figures will assume all fund charges, the Mortality and Expense Risk Charge, and all other policy charges are deducted. The account value figures will assume all charges are deducted.

We also may distribute sales literature comparing the divisions of the Separate Account to established market indices, such as the Standard & Poor’s 500 Stock Index and the Dow Jones Industrial Average. These comparisons may show the percentage change in the net asset values of the funds or in the Accumulation Unit Values. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the divisions of the Separate Account being compared.

Tables 1 and 2 show the Effective Annual Rates of Return and One Year Total Returns, respectively, of the funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses) underlying each division of the Separate Account. Table 1 shows figures for periods ended December 31, 1999, while Table 2 shows December 31 one-year total returns for each year shown. These rates do not reflect:

•	the Mortality and Expense Risk Charges assessed against the Separate Account

•	deductions from premiums or monthly charges assessed against the account value of the policies

Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the policy (see, however, Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums, Appendix D). The rates of return shown are not necessarily indicative of future performance. You may consider these rates of return, however, in assessing the competence and performance of the investment advisers.
1
Appendix C

TABLE 1

EFFECTIVE ANNUAL RATES OF RETURN
AS OF DECEMBER 31, 1999

Fund	Since Inception	15 Years	10 Years	5 Years	1 Year
American Century’s VP Income & Growth Fund	24.69%	—	—	—	18.02%

Deutsche VIT Small Cap Index [1]	9.38%	—	—	—	20.16%
Fidelity VIP Contrafund Portfolio (Initial Class)	27.73%	—	—	—	24.25%

Goldman Sachs VIT Capital Growth Fund	24.43%	—	—	—	27.13%
INVESCO VIF-Technology Fund	65.49%	—	—	—	158.93%

Janus Aspen Series Capital Appreciation Portfolio	57.18%	—	—	—	67.00%
Janus Aspen Series Worldwide Growth Portfolio	29.71%	—	—	33.60%	64.45%

MML Blend Fund	12.66%	12.89%	11.51%	13.75%	(1.24%)
MML Emerging Growth Fund	(2.85%) [2]	—	—	—	—

MML Equity Fund	14.06%	15.05%	13.56%	17.78%	(3.82%)
MML Equity Index Fund [3]	26.93%	—	—	—	20.32%

MML Growth Equity Fund	30.10%*	—	—	—	—
MML Large Cap Value Fund	(2.30%) [2]	—	—	—	—

MML Managed Bond Fund	9.53%	8.85%	7.68%	7.50%	(1.83%)
MML Money Market Fund	6.54%	5.82%	4.98%	5.14%	4.78%

MML OTC 100 Fund	(7.33%) [2]	—	—	—	—
MML Small Cap Growth Equity Fund	65.68%*	—	—	—	—

MML Small Cap Value Equity Fund	(10.20% )	—	—	—	(1.04%)
Oppenheimer Aggressive Growth Fund/VA [4]	19.16%	—	20.43%	29.70%	83.60%

Oppenheimer Bond Fund/VA	8.86%	—	7.76%	7.10%	(1.52%)
Oppenheimer Capital Appreciation Fund/VA [5]	17.61%	—	18.46%	30.65%	41.66%

Oppenheimer Global Securities Fund/VA	16.79%	—	—	21.67%	58.48%
Oppenheimer High Income Fund/VA	11.66%	—	12.65%	10.24%	4.29%

Oppenheimer International Growth Fund/VA	14.79%	—	—	19.38%	50.37%
Oppenheimer Main Street Growth & Income Fund/VA	25.80%	—	—	—	21.71%

Oppenheimer Strategic Bond Fund/VA	6.18%	—	—	8.25%	2.83%
T. Rowe Price Mid-Cap Growth Portfolio	21.52%	—	—	—	23.73%

Templeton International Securities Fund (Class 2) [6]	15.25%	—	—	17.03%	23.23%

The figures in this Table do not reflect any charges at the Separate Account or policy level.

*Inception date of fund during last calendar year; therefore, rate is percentage change from inception through end of year.

1 Prior to May 1, 2000, the Deutsche VIT Small Cap Index Fund was called the BT Small Cap Index Fund.

2 These funds commenced operations on May 1, 2000; therefore, rate is percentage change from inception through September 30, 2000.

3 The returns do not reflect the lower annual fund expenses of the Class II Shares since the initial offering of the Class II Shares occurred on May 1, 2000. These returns would have been higher if the Class II fee structure were in place and reflected in the performance.

4 Prior to May 1, 1998, the Oppenheimer Aggressive Growth Fund/VA was called the Oppenheimer Capital Appreciation Fund.

5 Prior to May 1, 1999, the Oppenheimer Capital Appreciation Fund/VA was called the Oppenheimer Growth Fund.

6 Prior to May 1, 2000, the Templeton International Securities Fund was called the Templeton International Fund. Performance for Class 2 Shares reflect a “blended” figure combining (a) for periods prior to Class 2’s inception on May 1, 1997, historical results of Class 1 Shares, and (b) for periods after May 1, 1997, Class 2’s results reflecting an additional 12b-1 fee expense which also affects all future performance.

Dates of inception:

American Century’s VP Income & Growth Fund – 10/30/97
Deutsche VIT Small Cap Index – 8/25/97
Fidelity VIP Contrafund Portfolio (Initial Class) – 1/3/95
Goldman Sachs VIT Capital Growth Fund – 4/30/98
INVESCO VIF-Technology Fund  – 5/21/97
Janus Aspen Series Capital Appreciation Portfolio – 5/1/97
Janus Aspen Series Worldwide Growth Portfolio – 9/13/93
MML Blend Fund – 2/3/84
MML Emerging Growth Fund – 5/1/2000
MML Equity Fund – 9/15/71
MML Equity Index Fund (Class II) – 5/1/97
MML Growth Equity Fund – 5/3/99
MML Large Cap Value Fund – 5/1/2000
MML Managed Bond Fund – 12/16/81

MML Money Market Fund – 12/16/81
MML OTC 100 Fund – 5/1/2000
MML Small Cap Growth Equity Fund – 5/3/99
MML Small Cap Value Equity Fund – 6/1/98
Oppenheimer Aggressive Growth Fund/VA – 8/15/86
Oppenheimer Bond Fund/VA – 4/3/85
Oppenheimer Capital Appreciation Fund/VA – 4/3/85
Oppenheimer Global Securities Fund/VA – 11/12/90
Oppenheimer High Income Fund/VA – 4/30/86
Oppenheimer International Growth Fund/VA – 5/13/92
Oppenheimer Main Street Growth and Income Fund/VA – 7/5/95
Oppenheimer Strategic Bond Fund/VA – 5/3/93
T. Rowe Price Mid-Cap Growth Portfolio – 12/31/96
Templeton International Securities Fund (Class 2) – 5/1/92

Appendix C

TABLE 2

ONE YEAR TOTAL RETURNS

Year Ended	Amer. Cent. VP Income & Growth	Deutsche VIT Small Cap Index [1]	Fidelity VIP Contrafund	Goldman Sachs Capital Growth	INVESCO VIF- Technology	Janus Aspen Capital Appreciation	Janus Aspen Worldwide Growth
1999	18.02%	20.16%	24.25%	27.13%	158.93%	67.00%	64.45%

1998	26.87%	(2.18%)	29.98%	13.40%*	25.69%	58.11%	28.92%
1997	7.80%*	5.10%*	24.14%	—	14.80%*	26.60%*	22.15%

1996	—	—	21.22%	—		—	29.04%
1995	—	—	39.72%*	—		—	27.37%

1994	—	—	—	—		—	1.53%*
1993	—	—	—	—		—	—

1992	—	—	—	—		—	—
1991	—	—	—	—		—	—

1990	—	—	—	—		—	—
1989	—	—	—	—	—	—	—

1988	—	—	—	—	—	—	—
1987	—	—	—	—	—	—	—

Year Ended	MML Blend	MML Equity	MML Equity Index	MML Emerging Growth	MML Growth Equity	MML Large Cap Value	MML Managed Bond
2000	—	—	—	65.68%* [4]	—	30.10%* [4]	—

1999	(1.24%)	(3.82%)	20.32% [3]	—	30.10%*	—	(1.83%)
1998	13.56%	16.20%	28.22% [3]	—	—	—	8.14%

1997	20.89%	28.59%	21.39%* [3]	—	—	—	9.91%
1996	13.95%	20.25%	—	—	—	—	3.25%

1995	23.28%	31.13%	—	—	—	—	19.14%
1994	2.48%	4.10%	—	—	—	—	(3.76%)

1993	9.70%	9.52%	—	—	—	—	11.81%
1992	9.36%	10.48%	—	—	—	—	7.31%

1991	24.00%	25.56%	—	—	—	—	16.66%
1990	2.37%	(0.51%)	—	—	—	—	8.38%

1989	19.96%	23.04%	—	—	—	—	12.83%
1988	13.40%	16.68%	—	—	—	—	7.13%

1987	3.12%	2.10%	—	—	—	—	2.60%
1986	18.30%	20.15%	—	—	—	—	14.46%

1985	24.88%	30.54%	—	—	—	—	19.94%
1984	8.24%*	5.40%	—	—	—	—	11.69%

1983	—	22.85%	—	—	—	—	7.26%
1982	—	25.67% [2]	—	—	—	—	22.79%*

The figures in this Table do not reflect any charges at the Separate Account or policy level.

*Percentage change from inception date through end of calendar year.

1 Prior to May 1, 2000, the Deutsche VIT Small Cap Fund was called BT Small Cap Index Fund.

2 Performance for the MML Equity Fund for years 1981 through 1974: 6.67%, 27.62%, 19.54%, 3.71%, (0.52%), 24.77%, 32.85%, (17.61%). Performance for the MML Equity Fund prior to 1974 is not available.

3 The returns do not reflect the lower annual fund expenses of the Class II Shares since the initial offering of the Class II Shares occurred on May 1, 2000. These returns would have been higher if the Class II fee structure were in place and reflected in the performance.

4 The fund’s inception date is May 1, 2000. Performance shown is as of September 30, 2000.

Dates of inception:
American Century’s VP Income & Growth Fund—10/30/97
Deutsche VIT Small Cap Index—8/25/97
Fidelity VIP Contrafund Portfolio (Initial Class)—1/3/95
Goldman Sachs VIT Capital Growth Fund—4/30/98
INVESCO VIF-Technology Fund—5/21/97
Janus Aspen Series Capital Appreciation Portfolio—5/1/97
Janus Aspen Series Worldwide Growth Portfolio—9/13/93

MML Blend Fund—2/3/84
MML Emerging Growth Fund—5/1/2000
MML Equity Fund—9/15/71
MML Equity Index Fund (Class II)—5/1/97
MML Growth Equity Fund—5/3/99
MML Large Cap Value Fund—5/1/2000
MML Managed Bond Fund—12/16/81

3
Appendix C

TABLE 2 (continued)

ONE YEAR TOTAL RETURNS

Year Ended	MML Money Market		MML OTC 100		MML Small Cap Value Equity	MML Small Cap Growth Equity		Oppenheimer Aggressive Growth [6]		Oppenheimer Bond		Oppenheimer Capital Appreciation [7]
2000	—		65.68%	* [5]	—	—		—		—		—

1999	4.78%		—		(1.04%)	65.68%	*	83.60%		(1.52%	)	41.66%
1998	5.16%		—		(23.88%)*	—		12.36%		6.80%		24.00%

1997	5.18%		—		—	—		11.67%		9.26%		26.69%
1996	5.01%		—		—	—		20.23%		4.80%		25.20%

1995	5.58%		—		—	—		32.52%		17.00%		36.66%
1994	3.84%		—		—	—		(7.59%	)	(1.94%	)	0.97%

1993	2.75%		—		—	—		27.32%		13.04%		7.25%
1992	3.48%		—		—	—		15.42%		6.50%		14.53%

1991	6.01%		—		—	—		54.72%		17.63%		25.54%
1990	8.12%		—		—	—		(16.82%	)	7.92%		(8.21%	)

1989	9.16%		—		—	—		27.57%		13.32%	*	23.59%
1988	7.39%		—		—	—		13.41%		—		22.09%

1987	6.49%		—		—	—		14.34%		—		3.31%
1986	6.60%		—		—	—		(1.65%	)*	—		17.76%

1985	8.03%		—		—	—		—		—		9.50%	*
1984	10.39%		—		—	—		—		—		—

1983	8.97%		—		—	—		—		—		—
1982	11.12%	*	—		—	—		—		—		—

Year Ended	Oppenheimer Global Securities	Oppenheimer High Income		Oppenheimer International Growth		Oppenheimer Main Street Growth & Income		Oppenheimer Strategic Bond		T. Rowe Price Mid-Cap Growth		Templeton International Securities [8]
1999	58.48%	4.29%		50.37%		21.71%		2.83%		23.73%		23.23%

1998	14.11%	0.31%		19.40%		4.70%		2.90%		22.08%		9.08%
1997	22.42%	21.22%		8.11%		32.48%		8.71%		18.80%	*	9.46%	*

1996	17.80%	15.25%		13.26%		32.51%		12.07%		—		—
1995	2.24%	20.37%		10.30%		25.25%	*	15.33%		—		—

1994	(5.72%)	(3.18%	)	(1.44%	)	—		(3.78%	)	—		—
1993	70.32%	26.34%		21.80%	*	—		4.25%	*	—		—

1992	(7.11%)	17.92%		—		—		—		—		—
1991	3.39%	33.91%		—		—		—		—		—

1990	0.40%*	4.65%		—		—		—		—		—
1989	—	4.84%	*	—		—		—		—		—

1988	—	—		—		—		—		—		—
1987	—	—		—		—		—		—		—
The figures in this Table do not reflect any charges at the Separate Account or policy level.

*Percentage change from inception date through end of calendar year.
5 The fund’s inception date is May 1, 2000. Performance shown is as of September 30, 2000.
6 Prior to May 1, 1998, the Oppenheimer Aggressive Growth Fund/VA was called the Oppenheimer Capital Appreciation Fund.
7 Prior to May 1, 1999, the Oppenheimer Capital Appreciation Fund/VA was called the Oppenheimer Growth Fund.
8 Prior to May 1, 2000, the Templeton International Securities Fund was called Templeton International Fund. Performance for Class 2 Shares reflect a “blended” figure combining (a) for periods prior to Class 2’s inception on May 1, 1997, historical results of Class 1 Shares, and (b) for periods after May 1, 1997, Class 2’s results reflecting an additional 12b-1 fee expense which also affects all future performance.
Dates of inception:
MML Money Market Fund—12/16/81
MML OTC 100 Fund—5/1/2000
MML Small Cap Growth Equity Fund—5/3/99
MML Small Cap Value Equity Fund—6/1/98
Oppenheimer Aggressive Growth Fund/VA—8/15/86
Oppenheimer Bond Fund/VA—4/3/85
Oppenheimer Capital Appreciation Fund/VA—4/3/85

Oppenheimer Global Securities Fund/VA—11/12/90
Oppenheimer High Income Fund/VA—4/30/86
Oppenheimer International Growth Fund/VA—5/13/92
Oppenheimer Main Street Growth and Income Fund/VA—7/5/95
Oppenheimer Strategic Bond Fund/VA—5/3/93
T. Rowe Price Mid-Cap Growth Portfolio—12/31/96
Templeton International Securities Fund (Class 2)—5/1/92

Appendix C
Appendix D

Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums

The following tables illustrate the way in which a policy operates. They show how the death benefit and net surrender value could vary over an extended period of time assuming the funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equal to constant gross annual rates of 0%, 6%, and 12%. The tables are based on annual premium payments of $1,200 for an Ultra Preferred Non-Tobacco Male age 35. Ultra Preferred Non-Tobacco is currently our best risk classification. Separate tables are shown for the current and guaranteed schedules of charges. These tables will assist in the comparison of death benefits and net surrender values for the policy with those of other variable life policies.

The death benefits and net surrender values for a policy would be different from the amounts shown if:

•	the rates of return averaged 0%, 6%, and 12% over a period of years, but varied above and below that average in individual Policy Years

•	any policy loans were made during the period of time illustrated

•	the rates of return for all funds averaged 0%, 6%, and 12% but varied above or below that average for particular funds.

The death benefits and net surrender values shown in Tables 1, 2, 3, 7, 8, and 9 reflect the following current charges:

•	Administrative Charges of $9 per month per policy in all years.

•	Face Amount Charges of $0.13 per month per $1,000 of Face Amount in Coverage Years 1-5.

•	Insurance Charges based on the current rates we are charging for Ultra Preferred Non-Tobacco, fully underwritten risks.

•	Mortality and Expense Risk Charges of 0.75% on an annual basis of the daily net asset value of the Separate Account in Policy Years 1-15 and 0.55% thereafter.

•	Fund level expenses of 0.76% on an annual basis of the net asset value of the Separate Account. These expenses represent the unweighted average of all fund expenses.

The death benefits and net surrender values shown in Tables 4, 5, 6, 10, 11, and 12 reflect the following maximum policy and Separate Account charges as well as the current fund level expenses:

•	Administrative Charges equal to $12 per month per policy in all years.

•	Face Amount Charges of $0.13 per month per $1,000 of Face Amount in Coverage Years 1-5.

•	Insurance Charges based on the Commissioners 1980 Standard Ordinary Nonsmoker Mortality Table.

•	Mortality and Expense Risk Charges equal to 0.90% on an annual basis of the daily net asset value of the Separate Account in all years.

Taking the current Mortality and Expense Risk Charges and the average fund level expenses into account, the gross rates of 0%, 6%, and 12% are, on a net basis–For Years 1-15: (1.50%), 4.41%, and 10.33%, respectively; and thereafter: (1.30%), 4.62%, and 10.54%, respectively.
1
Appendix D

TABLE 1
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 1 Current Schedule of Charges	$3,000 Annual Premium $250,000 Initial Face Amount Guideline Premium Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$250,000	$250,000	$250,000	$2,098	$2,244	$2,391

2	$6,458	$250,000	$250,000	$250,000	$4,152	$4,575	$5,016
3	$9,930	$250,000	$250,000	$250,000	$6,151	$6,983	$7,887

4	$13,577	$250,000	$250,000	$250,000	$8,105	$9,484	$11,040
5	$17,406	$250,000	$250,000	$250,000	$10,017	$12,082	$14,506

6	$21,426	$250,000	$250,000	$250,000	$12,224	$15,131	$18,679
7	$25,647	$250,000	$250,000	$250,000	$14,378	$18,295	$23,266

8	$30,080	$250,000	$250,000	$250,000	$16,478	$21,580	$28,309
9	$34,734	$250,000	$250,000	$250,000	$18,522	$24,985	$33,854

10	$39,620	$250,000	$250,000	$250,000	$20,510	$28,520	$39,954
15	$67,972	$250,000	$250,000	$250,000	$29,324	$48,023	$80,807

20	$104,158	$250,000	$250,000	$250,000	$36,310	$ 71,580	$148,522
25	$150,340	$250,000	$250,000	$350,602	$42,784	$101,568	$261,643

30	$209,282	$250,000	$250,000	$544,945	$46,106	$137,918	$446,676
35	$284,509	$250,000	$250,000	$868,163	$44,737	$182,886	$748,417

40	$380,519	$250,000	$258,003	$1,328,938	$35,906	$241,124	$1,241,998
45	$503,055	$250,000	$331,658	$2,157,049	$14,208	$315,865	$2,054,332

50	$659,446	$0	$427,608	$3,540,600	$0	$407,246	$3,372,000

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$2,098	$2,244	$2,391

2	$4,152	$4,575	$5,016
3	$6,151	$6,983	$7,887

4	$8,105	$9,484	$11,040
5	$10,017	$12,082	$14,506

6	$12,224	$15,131	$18,679
7	$14,378	$18,295	$23,266

8	$16,478	$21,580	$28,309
9	$18,522	$24,985	$33,854

10	$20,510	$28,520	$39,954
15	$29,324	$48,023	$80,807

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
Appendix D

TABLE 2
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 2 Current Schedule of Charges	$3,000 Annual Premium $250,000 Initial Face Amount Guideline Premium Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$252,096	$252,242	$252,388	$2,096	$2,242	$2,388

2	$6,458	$254,145	$254,567	$255,007	$4,145	$4,567	$5,007
3	$9,930	$256,137	$256,967	$257,868	$6,137	$6,967	$7,868

4	$13,577	$258,081	$259,455	$261,005	$8,081	$9,455	$11,005
5	$17,406	$259,980	$262,036	$264,449	$9,980	$12,036	$14,449

6	$21,426	$262,168	$265,059	$268,587	$12,168	$15,059	$18,587
7	$25,647	$264,299	$268,190	$273,126	$14,299	$18,190	$23,126

8	$30,080	$266,371	$271,431	$278,105	$16,371	$21,431	$28,105
9	$34,734	$268,381	$274,783	$283,564	$18,381	$24,783	$33,564

10	$39,620	$270,329	$278,250	$289,553	$20,329	$28,250	$39,553
15	$67,972	$278,806	$297,094	$329,125	$28,806	$47,094	$79,125

20	$104,158	$285,109	$318,964	$392,683	$35,109	$68,964	$142,683
25	$150,340	$290,760	$346,101	$497,302	$40,760	$96,101	$247,302

30	$209,282	$292,557	$376,106	$665,420	$42,557	$126,106	$415,420
35	$284,509	$288,666	$407,319	$935,651	$38,666	$157,319	$685,651

40	$380,519	$276,288	$436,413	$1,370,349	$26,288	$186,413	$1,120,349
45	$503,055	$251,189	$457,402	$2,070,541	$1,189	$207,402	$1,820,541

50	$659,446	$0	$459,936	$3,200,034	$0	$209,936	$2,950,034

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$2,096	$2,242	$2,388

2	$4,145	$4,567	$5,007
3	$6,137	$6,967	$7,868

4	$8,081	$9,455	$11,005
5	$9,980	$12,036	$14,449

6	$12,168	$15,059	$18,587
7	$14,299	$18,190	$23,126

8	$16,371	$21,431	$28,105
9	$18,381	$24,783	$33,564

10	$20,329	$28,250	$39,553
15	$28,806	$47,094	$79,125

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
3
Appendix D

TABLE 3
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 3 Current Schedule of Charges	$3,000 Annual Premium $250,000 Initial Face Amount Guideline Premium Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$253,000	$253,000	$253,000	$2,095	$2,241	$2,388

2	$6,458	$256,000	$256,000	$256,000	$4,143	$4,565	$5,006
3	$9,930	$259,000	$259,000	$259,000	$6,132	$6,963	$7,865

4	$13,577	$262,000	$262,000	$262,000	$8,072	$9,448	$11,001
5	$17,406	$265,000	$265,000	$265,000	$9,965	$12,025	$14,443

6	$21,426	$268,000	$268,000	$268,000	$12,146	$15,042	$18,580
7	$25,647	$271,000	$271,000	$271,000	$14,267	$18,168	$23,120

8	$30,080	$274,000	$274,000	$274,000	$16,327	$21,403	$28,103
9	$34,734	$277,000	$277,000	$277,000	$18,321	$24,749	$33,573

10	$39,620	$280,000	$280,000	$280,000	$20,252	$28,210	$39,580
15	$67,972	$295,000	$295,000	$295,000	$28,563	$47,043	$79,514

20	$104,158	$310,000	$310,000	$310,000	$34,446	$69,024	$144,854
25	$150,340	$325,000	$325,000	$340,996	$39,475	$96,550	$254,475

30	$209,282	$340,000	$340,000	$530,659	$39,820	$127,877	$434,967
35	$284,509	$355,000	$355,000	$846,000	$32,546	$162,712	$729,310

40	$380,519	$370,000	$370,000	$1,295,559	$12,190	$200,544	$1,210,803
45	$503,055	$0	$385,000	$2,103,417	$0	$240,856	$2,003,254

50	$659,446	$0	$400,000	$3,453,137	$0	$283,468	$3,288,702

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$2,095	$2,241	$2,388

2	$4,143	$4,565	$5,006
3	$6,132	$6,963	$7,865

4	$8,072	$9,448	$11,001
5	$9,965	$12,025	$14,443

6	$12,146	$15,042	$18,580
7	$14,267	$18,168	$23,120

8	$16,327	$21,403	$28,103
9	$18,321	$24,749	$33,573

10	$20,252	$28,210	$39,580
15	$28,563	$47,043	$79,514

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
Appendix D

TABLE 4
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 1 Maximum Policy and Separate Account Charges and Current Fund Level Charges	$3,000 Annual Premium $250,000 Initial Face Amount Guideline Premium Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$250,000	$250,000	$250,000	$1,812	$1,947	$2,083

2	$6,458	$250,000	$250,000	$250,000	$3,578	$3,961	$4,361
3	$9,930	$250,000	$250,000	$250,000	$5,291	$6,036	$6,846

4	$13,577	$250,000	$250,000	$250,000	$6,951	$8,175	$9,559
5	$17,406	$250,000	$250,000	$250,000	$8,553	$10,375	$12,519

6	$21,426	$250,000	$250,000	$250,000	$10,484	$13,036	$16,160
7	$25,647	$250,000	$250,000	$250,000	$12,345	$15,775	$20,138

8	$30,080	$250,000	$250,000	$250,000	$14,139	$18,594	$24,487
9	$34,734	$250,000	$250,000	$250,000	$15,859	$21,492	$29,242

10	$39,620	$250,000	$250,000	$250,000	$17,507	$24,474	$34,448
15	$67,972	$250,000	$250,000	$250,000	$24,505	$40,595	$68,938

20	$104,158	$250,000	$250,000	$250,000	$28,903	$58,613	$124,014
25	$150,340	$250,000	$250,000	$286,460	$29,195	$77,817	$213,776

30	$209,282	$250,000	$250,000	$436,483	$22,870	$97,152	$357,773
35	$284,509	$250,000	$250,000	$678,644	$4,404	$114,401	$585,038

40	$380,519	$0	$250,000	$1,012,118	$0	$125,705	$945,905
45	$503,055	$0	$250,000	$1,602,710	$0	$121,232	$1,526,391

50	$659,446	$0	$250,000	$2,549,488	$0	$73,337	$2,428,084

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$1,812	$1,947	$2,083

2	$3,578	$3,961	$4,361
3	$5,291	$6,036	$6,846

4	$6,951	$8,175	$9,559
5	$8,553	$10,375	$12,519

6	$10,484	$13,036	$16,160
7	$12,345	$15,775	$20,138

8	$14,139	$18,594	$24,487
9	$15,859	$21,492	$29,242

10	$17,507	$24,474	$34,448
15	$24,505	$40,595	$68,938

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
5
Appendix D

TABLE 5
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 2 Maximum Policy and Separate Account Charges and Current Fund Level Charges	$3,000Annual Premium $250,000 Initial Face Amount Guideline Premium Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$251,808	$251,943	$252,079	$1,808	$1,943	$2,079

2	$6,458	$253,567	$253,949	$254,347	$3,567	$3,949	$4,347
3	$9,930	$255,270	$256,012	$256,818	$5,270	$6,012	$6,818

4	$13,577	$256,915	$258,132	$259,508	$6,915	$8,132	$9,508
5	$17,406	$258,498	$260,306	$262,434	$8,498	$10,306	$12,434

6	$21,426	$260,405	$262,934	$266,029	$10,405	$12,934	$16,029
7	$25,647	$262,236	$265,629	$269,943	$12,236	$15,629	$19,943

8	$30,080	$263,993	$268,391	$274,207	$13,993	$18,391	$24,207
9	$34,734	$265,669	$271,219	$278,849	$15,669	$21,219	$28,849

10	$39,620	$267,265	$274,113	$283,907	$17,265	$24,113	$33,907
15	$67,972	$273,854	$289,417	$316,790	$23,854	$39,417	$66,790

20	$104,158	$277,490	$305,490	$366,957	$27,490	$55,490	$116,957
25	$150,340	$276,473	$320,283	$442,616	$26,473	$70,283	$192,616

30	$209,282	$268,264	$330,177	$555,849	$18,264	$80,177	$305,849
35	$284,509	$0	$328,007	$723,158	$0	$78,007	$473,158

40	$380,519	$0	$301,628	$967,674	$0	$51,628	$717,674
45	$503,055	$0	$0	$1,319,518	$0	$0	$1,069,518

50	$659,446	$0	$0	$1,825,570	$0	$0	$1,575,570

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$1,808	$1,943	$2,079

2	$3,567	$3,949	$4,347
3	$5,270	$6,012	$6,818

4	$6,915	$8,132	$9,508
5	$8,498	$10,306	$12,434

6	$10,405	$12,934	$16,029
7	$12,236	$15,629	$19,943

8	$13,993	$18,391	$24,207
9	$15,669	$21,219	$28,849

10	$17,265	$24,113	$33,907
15	$23,854	$39,417	$66,790

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
Appendix D

TABLE 6
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 3 Maximum Policy and Separate Account Charges and Current Fund Level Charges	$3,000 Annual Premium $250,000 Initial Face Amount Guideline Premium Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$253,000	$253,000	$253,000	$1,807	$1,942	$2,078

2	$6,458	$256,000	$256,000	$256,000	$3,563	$3,945	$4,344
3	$9,930	$259,000	$259,000	$259,000	$5,259	$6,002	$6,810

4	$13,577	$262,000	$262,000	$262,000	$6,896	$8,115	$9,493
5	$17,406	$265,000	$265,000	$265,000	$8,467	$10,279	$12,412

6	$21,426	$268,000	$268,000	$268,000	$10,358	$12,894	$16,000
7	$25,647	$271,000	$271,000	$271,000	$12,170	$15,573	$19,906

8	$30,080	$274,000	$274,000	$274,000	$13,903	$18,318	$24,164
9	$34,734	$277,000	$277,000	$277,000	$15,549	$21,125	$28,804

10	$39,620	$280,000	$280,000	$280,000	$17,111	$23,996	$33,866
15	$67,972	$295,000	$295,000	$295,000	$23,385	$39,141	$67,003

20	$104,158	$310,000	$310,000	$310,000	$26,266	$54,968	$118,725
25	$150,340	$325,000	$325,000	$325,000	$23,378	$69,365	$200,819

30	$209,282	$340,000	$340,000	$409,228	$10,488	$78,345	$335,432
35	$284,509	$0	$355,000	$637,600	$0	$72,788	$549,655

40	$380,519	$0	$370,000	$952,128	$0	$31,649	$889,840
45	$503,055	$0	$0	$1,508,935	$0	$0	$1,437,081

50	$659,446	$0	$0	$2,401,582	$0	$0	$2,287,221

Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%

1	$1,807	$1,942	$2,078

2	$3,563	$3,945	$4,344
3	$5,259	$6,002	$6,810

4	$6,896	$8,115	$9,493
5	$8,467	$10,279	$12,412

6	$10,358	$12,894	$16,000
7	$12,170	$15,573	$19,906

8	$13,903	$18,318	$24,164
9	$15,549	$21,125	$28,804

10	$17,111	$23,996	$33,866
15	$23,385	$39,141	$67,003

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
7
Appendix D

TABLE 7
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 1 Current Schedule of Charges	$3,000 Annual Premium $250,000 Initial Face Amount Cash Value Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$250,000	$250,000	$250,000	$2,098	$2,244	$2,391

2	$6,458	$250,000	$250,000	$250,000	$4,152	$4,575	$5,016
3	$9,930	$250,000	$250,000	$250,000	$6,151	$6,983	$7,887

4	$13,577	$250,000	$250,000	$250,000	$8,105	$9,484	$11,040
5	$17,406	$250,000	$250,000	$250,000	$10,017	$12,082	$14,506

6	$21,426	$250,000	$250,000	$250,000	$12,224	$15,131	$18,679
7	$25,647	$250,000	$250,000	$250,000	$14,378	$18,295	$23,266

8	$30,080	$250,000	$250,000	$250,000	$16,478	$21,580	$28,309
9	$34,734	$250,000	$250,000	$250,000	$18,522	$24,985	$33,854

10	$39,620	$250,000	$250,000	$250,000	$20,510	$28,520	$39,954
15	$67,972	$250,000	$250,000	$250,000	$29,324	$48,023	$80,807

20	$104,158	$250,000	$250,000	$348,336	$36,310	$71,580	$147,600
25	$150,340	$250,000	$250,000	$522,344	$42,784	$101,568	$256,051

30	$209,282	$250,000	$250,000	$765,843	$46,106	$137,918	$427,845
35	$284,509	$250,000	$287,171	$1,102,499	$44,737	$181,754	$697,784

40	$380,519	$250,000	$333,248	$1,599,672	$35,906	$233,041	$1,118,652
45	$503,055	$250,000	$383,153	$2,318,975	$14,208	$292,484	$1,770,210

50	$659,446	$0	$443,499	$3,407,528	$0	$360,568	$2,770,348

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$2,098	$2,244	$2,391

2	$4,152	$4,575	$5,016
3	$6,151	$6,983	$7,887

4	$8,105	$9,484	$11,040
5	$10,017	$12,082	$14,506

6	$12,224	$15,131	$18,679
7	$14,378	$18,295	$23,266

8	$16,478	$21,580	$28,309
9	$18,522	$24,985	$33,854

10	$20,510	$28,520	$39,954
15	$29,324	$48,023	$80,807

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
Appendix D

TABLE 8
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 2 Current Schedule of Charges	$3,000 Annual Premium $250,000 Initial Face Amount Cash Value Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$252,096	$252,242	$252,388	$2,096	$2,242	$2,388

2	$6,458	$254,145	$254,567	$255,007	$4,145	$4,567	$5,007
3	$9,930	$256,137	$256,967	$257,868	$6,137	$6,967	$7,868

4	$13,577	$258,081	$259,455	$261,005	$8,081	$9,455	$11,005
5	$17,406	$259,980	$262,036	$264,449	$9,980	$12,036	$14,449

6	$21,426	$262,168	$265,059	$268,587	$12,168	$15,059	$18,587
7	$25,647	$264,299	$268,190	$273,126	$14,299	$18,190	$23,126

8	$30,080	$266,371	$271,431	$278,105	$16,371	$21,431	$28,105
9	$34,734	$268,381	$274,783	$283,564	$18,381	$24,783	$33,564

10	$39,620	$270,329	$278,250	$289,553	$20,329	$28,250	$39,553
15	$67,972	$278,806	$297,094	$329,125	$28,806	$47,094	$79,125

20	$104,158	$285,109	$318,964	$392,683	$35,109	$68,964	$142,683
25	$150,340	$290,760	$346,101	$504,487	$40,760	$96,101	$247,297

30	$209,282	$292,557	$376,106	$740,789	$42,557	$126,106	$413,849
35	$284,509	$288,666	$407,319	$1,067,383	$38,666	$157,319	$675,559

40	$380,519	$276,288	$436,413	$1,549,556	$26,288	$186,413	$1,083,605
45	$503,055	$251,189	$457,402	$2,247,072	$1,189	$207,402	$1,715,322

50	$659,446	$0	$459,936	$3,302,565	$0	$209,936	$2,685,012

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$2,096	$2,242	$2,388

2	$4,145	$4,567	$5,007
3	$6,137	$6,967	$7,868

4	$8,081	$9,455	$11,005
5	$9,980	$12,036	$14,449

6	$12,168	$15,059	$18,587
7	$14,299	$18,190	$23,126

8	$16,371	$21,431	$28,105
9	$18,381	$24,783	$33,564

10	$20,329	$28,250	$39,553
15	$28,806	$47,094	$79,125

lease remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
9
Appendix D

TABLE 9
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 3 Current Schedule of Charges	$3,000 Annual Premium $250,000 Initial Face Amount Cash Value Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$253,000	$253,000	$253,000	$2,095	$2,241	$2,388

2	$6,458	$256,000	$256,000	$256,000	$4,143	$4,565	$5,006
3	$9,930	$259,000	$259,000	$259,000	$6,132	$6,963	$7,865

4	$13,577	$262,000	$262,000	$262,000	$8,072	$9,448	$11,001
5	$17,406	$265,000	$265,000	$265,000	$9,965	$12,025	$14,443

6	$21,426	$268,000	$268,000	$268,000	$12,146	$15,042	$18,580
7	$25,647	$271,000	$271,000	$271,000	$14,267	$18,168	$23,120

8	$30,080	$274,000	$274,000	$274,000	$16,327	$21,403	$28,103
9	$34,734	$277,000	$277,000	$277,000	$18,321	$24,749	$33,573

10	$39,620	$280,000	$280,000	$280,000	$20,252	$28,210	$39,580
15	$67,972	$295,000	$295,000	$295,000	$28,563	$47,043	$79,514

20	$104,158	$310,000	$310,000	$341,665	$34,446	$69,024	$144,773
25	$150,340	$325,000	$325,000	$513,095	$39,475	$96,550	$251,517

30	$209,282	$340,000	$340,000	$752,907	$39,820	$127,877	$420,618
35	$284,509	$355,000	$355,000	$1,084,415	$32,546	$162,712	$686,338

40	$380,519	$370,000	$370,000	$1,573,925	$12,190	$200,544	$1,100,647
45	$503,055	$0	$385,000	$2,282,115	$0	$240,856	$1,742,072

50	$659,446	$0	$400,000	$3,353,829	$0	$283,468	$2,726,690

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$2,095	$2,241	$2,388

2	$4,143	$4,565	$5,006
3	$6,132	$6,963	$7,865

4	$8,072	$9,448	$11,001
5	$9,965	$12,025	$14,443

6	$12,146	$15,042	$18,580
7	$14,267	$18,168	$23,120

8	$16,327	$21,403	$28,103
9	$18,321	$24,749	$33,573

10	$20,252	$28,210	$39,580
15	$28,563	$47,043	$79,514

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
Appendix D

TABLE 10
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 1 Maximum Policy and Separate Account Charges and Current Fund Level Charges	$3,000 Annual Premium $250,000 Initial Face Amount Cash Value Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$250,000	$250,000	$250,000	$1,812	$1,947	$2,083

2	$6,458	$250,000	$250,000	$250,000	$3,578	$3,961	$4,361
3	$9,930	$250,000	$250,000	$250,000	$5,291	$6,036	$6,846

4	$13,577	$250,000	$250,000	$250,000	$6,951	$8,175	$9,559
5	$17,406	$250,000	$250,000	$250,000	$8,553	$10,375	$12,519

6	$21,426	$250,000	$250,000	$250,000	$10,484	$13,036	$16,160
7	$25,647	$250,000	$250,000	$250,000	$12,345	$15,775	$20,138

8	$30,080	$250,000	$250,000	$250,000	$14,139	$18,594	$24,487
9	$34,734	$250,000	$250,000	$250,000	$15,859	$21,492	$29,242

10	$39,620	$250,000	$250,000	$250,000	$17,507	$24,474	$34,448
15	$67,972	$250,000	$250,000	$250,000	$24,505	$40,595	$68,938

20	$104,158	$250,000	$250,000	$292,026	$28,903	$58,613	$123,740
25	$150,340	$250,000	$250,000	$423,021	$29,195	$77,817	$207,363

30	$209,282	$250,000	$250,000	$593,381	$22,870	$97,152	$331,498
35	$284,509	$250,000	$250,000	$807,754	$4,404	$114,401	$511,237

40	$380,519	$0	$250,000	$1,093,860	$0	$125,705	$764,937
45	$503,055	$0	$250,000	$1,456,783	$0	$121,232	$1,112,048

50	$659,446	$0	$250,000	$1,942,500	$0	$73,337	$1,579,268

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$1,812	$1,947	$2,083

2	$3,578	$3,961	$4,361
3	$5,291	$6,036	$6,846

4	$6,951	$8,175	$9,559
5	$8,553	$10,375	$12,519

6	$10,484	$13,036	$16,160
7	$12,345	$15,775	$20,138

8	$14,139	$18,594	$24,487
9	$15,859	$21,492	$29,242

10	$17,507	$24,474	$34,448
15	$24,505	$40,595	$68,938

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
11
Appendix D

TABLE 11
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 2 Maximum Policy and Separate Account Charges and Current Fund Level Charges	$3,000 Annual Premium $250,000 Initial Face Amount Cash Value Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$251,808	$251,943	$252,079	$1,808	$1,943	$2,079

2	$6,458	$253,567	$253,949	$254,347	$3,567	$3,949	$4,347
3	$9,930	$255,270	$256,012	$256,818	$5,270	$6,012	$6,818

4	$13,577	$256,915	$258,132	$259,508	$6,915	$8,132	$9,508
5	$17,406	$258,498	$260,306	$262,434	$8,498	$10,306	$12,434

6	$21,426	$260,405	$262,934	$266,029	$10,405	$12,934	$16,029
7	$25,647	$262,236	$265,629	$269,943	$12,236	$15,629	$19,943

8	$30,080	$263,993	$268,391	$274,207	$13,993	$18,391	$24,207
9	$34,734	$265,669	$271,219	$278,849	$15,669	$21,219	$28,849

10	$39,620	$267,265	$274,113	$283,907	$17,265	$24,113	$33,907
15	$67,972	$273,854	$289,417	$316,790	$23,854	$39,417	$66,790

20	$104,158	$277,490	$305,490	$366,957	$27,490	$55,490	$116,957
25	$150,340	$276,473	$320,283	$442,616	$26,473	$70,283	$192,616

30	$209,282	$268,264	$330,177	$555,849	$18,264	$80,177	$305,849
35	$284,509	$0	$328,007	$746,327	$0	$78,007	$472,359

40	$380,519	$0	$301,628	$1,012,502	$0	$51,628	$708,044
45	$503,055	$0	$0	$1,350,047	$0	$0	$1,030,570

50	$659,446	$0	$0	$1,801,651	$0	$0	$1,464,757

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$1,808	$1,943	$2,079

2	$3,567	$3,949	$4,347
3	$5,270	$6,012	$6,818

4	$6,915	$8,132	$9,508
5	$8,498	$10,306	$12,434

6	$10,405	$12,934	$16,029
7	$12,236	$15,629	$19,943

8	$13,993	$18,391	$24,207
9	$15,669	$21,219	$28,849

10	$17,265	$24,113	$33,907
15	$23,854	$39,417	$66,790

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
Appendix D

TABLE 12
Flexible Premium Adjustable Variable Life Insurance Policy

Male Issue Age 35, Ultra Preferred Non-Tobacco Death Benefit Option 3 Maximum Policy and Separate Account Charges and Current Fund Level Charges	$3,000 Annual Premium $250,000 Initial Face Amount Cash Value Test

		Death Benefit Assuming Hypothetical Gross Annual Investment Return of:			Net Surrender Value Assuming Hypothetical Gross Annual Investment Return of:

End of Policy Year	Premiums Accumulated at 5% Interest Per Year	0%	6%	12%	0%	6%	12%

1	$3,150	$253,000	$253,000	$253,000	$1,807	$1,942	$2,078

2	$6,458	$256,000	$256,000	$256,000	$3,563	$3,945	$4,344
3	$9,930	$259,000	$259,000	$259,000	$5,259	$6,002	$6,810

4	$13,577	$262,000	$262,000	$262,000	$6,896	$8,115	$9,493
5	$17,406	$265,000	$265,000	$265,000	$8,467	$10,279	$12,412

6	$21,426	$268,000	$268,000	$268,000	$10,358	$12,894	$16,000
7	$25,647	$271,000	$271,000	$271,000	$12,170	$15,573	$19,906

8	$30,080	$274,000	$274,000	$274,000	$13,903	$18,318	$24,164
9	$34,734	$277,000	$277,000	$277,000	$15,549	$21,125	$28,804

10	$39,620	$280,000	$280,000	$280,000	$17,111	$23,996	$33,866
15	$67,972	$295,000	$295,000	$295,000	$23,385	$39,141	$67,003

20	$104,158	$310,000	$310,000	$310,000	$26,266	$54,968	$118,725
25	$150,340	$325,000	$325,000	$406,657	$23,378	$69,365	$199,342

30	$209,282	$340,000	$340,000	$571,690	$10,488	$78,345	$319,380
35	$284,509	$0	$355,000	$779,305	$0	$72,788	$493,231

40	$380,519	$0	$370,000	$1,056,307	$0	$31,649	$738,676
45	$503,055	$0	$0	$1,407,689	$0	$0	$1,074,572

50	$659,446	$0	$0	$1,877,952	$0	$0	$1,526,790

	Account Value Assuming Hypothetical Gross Annual Investment Return of:
End of Policy Year	0%	6%	12%
1	$1,807	$1,942	$2,078

2	$3,563	$3,945	$4,344
3	$5,259	$6,002	$6,810

4	$6,896	$8,115	$9,493
5	$8,467	$10,279	$12,412

6	$10,358	$12,894	$16,000
7	$12,170	$15,573	$19,906

8	$13,903	$18,318	$24,164
9	$15,549	$21,125	$28,804

10	$17,111	$23,996	$33,866
15	$23,385	$39,141	$67,003

Please remember that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and are not a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown.
13
Appendix D

Appendix E

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Roger G. Ackerman, Director One Riverfront Plaza, HQE 2 Corning, NY 14831	Corning, Inc. Chairman and Chief Executive Officer (since 1996) President and Chief Operating Officer (1990-1996)

James R. Birle, Director 2 Soundview Drive Greenwich, CT 06836	Resolute Partners, LLC Chairman (since 1997), Founder (1994) President (1994-1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991-2000)

Patricia Diaz Dennis, Director 175 East Houston, Room 5-A-70 San Antonio, TX 78205	SBC Communications Inc. Senior Vice President—Regulatory and Public Affairs (since 1998) Senior Vice President and Assistant General Counsel (1995-1998)

Anthony Downs, Director 1775 Massachusetts Ave., N.W. Washington, DC 20036-2188	The Brookings Institution Senior Fellow (since 1977)

James L. Dunlap, Director 2514 Westgate Houston, TX 77019	Ocean Energy, Inc. Vice Chairman (1998-1999) United Meridian Corporation President and Chief Operating Officer (1996-1998) Texaco, Inc. Senior Vice President (1987-1996)

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Yale University School of Forestry and Environmental Studies Senior Fellow (since 1995) Northeast Utilities Chairman of the Board (1993-1995) and Chief Executive Officer (1983-1993)

Robert M. Furek, Director c/o Shipman & Goodwin One American Row Hartford, CT 06103	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (since 1997) Heublein, Inc. President and Chief Executive Officer (1987-1996)
Appendix E
Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Charles K. Gifford, Director One Federal Street, 36th Floor Boston, MA 02110	FleetBoston Financial
    President and Chief Operating Officer (since 1999)
BankBoston, N.A.
    Chairman and Chief Executive Officer (1996-1999)
    President (1989-1996)
BankBoston Corporation
    Chairman (1998-1999) and Chief Executive Officer (1995-1999)
President (1989-1996)

William N. Griggs, Director One State Street, 5th Floor New York, NY 10004	Griggs & Santow, Inc. Managing Director (since 1983)

George B. Harvey, Director One Landmark Square, Suite 1905 Stamford, CT 06901	Pitney Bowes Chairman, President and CEO (1983-1996)

Barbara B. Hauptfuhrer, Director 1700 Old Welsh Road Huntingdon Valley, PA 19006	Director of various corporations (since 1972)

Sheldon B. Lubar, Director 700 North Water Street, Suite 1200 Milwaukee, WI 53202	Lubar & Co. Incorporated Chairman (since 1977)

William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996-1996) AT&T Multimedia Products Group Executive Vice President and CEO (1994-1996)

John F. Maypole, Director 55 Sandy Hook Road — North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer 1295 State Street Springfield, MA 01111	MassMutual
    Chairman (since 2000), Director, President and Chief Executive
        Officer (since 1999)
American International Group, Inc.
    Senior Vice President (1991-1998)
AIG Life Companies
President and Chief Executive Officer (1991-1998)

Thomas B. Wheeler, Director 1295 State Street Springfield, MA 01111	MassMutual Director (since 1987) Chairman of the Board (1996-1999) President (1988-1996) and Chief Executive Officer (1988-1999)

Alfred M. Zeien, Director 300 Boylston Street, Apt. 514 Boston, MA 02116	The Gillette Company Chairman and Chief Executive Officer (1991-1999)

2
Appendix E

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Executive Vice Presidents:

Lawrence V. Burkett, Jr. 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President and General Council (since 1993)

Robert W. Crispin 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President (since 1999) UNUM Corporation Executive Vice President (1995-1999)

James E. Miller 1295 State Street Springfield, MA 01111	MassMutual Executive Vice President (since 1997 and 1987-1996) UniCare Life & Health Senior Vice President (1996-1997)

Christine M. Modie 1295 State Street Springfield, MA 01111

MassMutual
    Executive Vice President and Chief Information Officer
        (since 1999)
Travelers Insurance Company
    Senior Vice President and Chief Information Officer
        (1996-1999)
Aetna Life & Annuity
    Vice President (1993-1996)

John V. Murphy 1295 State Street Springfield, MA 01111	MassMutual
   Executive Vice President (since 1997)
David L. Babson & Co., Inc.
   Executive Vice President and Chief Operating Officer
        (1995-1997)
Concert Capital Management, Inc.
Chief Operating Officer (1993-1995)

Stuart H. Reese 1295 State Street Springfield, MA 01111	David L. Babson & Co. Inc.
    President and Chief Executive Officer (since 1999)
MassMutual
    Executive Vice President and Chief Investment Officer
        (1999)
    Chief Executive Director-Investment Management (1997-1999)
Senior Vice President (1993-1997)

Appendix E

3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

:
Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the
Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)	any liability to any entity which is registered as an investment company under the Federal
Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel(who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that theperson thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, of officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has beenadvised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is,therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controllingprecedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable whole life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

CONTENTS OF FILING

This Registration Statement is comprised of the following documents:

The Facing Sheet.
Cross-Reference to items required by Form N-8B-2.
The Prospectus consisting of 60 pages.
The Undertaking to File Reports.
The Undertaking pursuant to Rule 484 under the Securities Act of 1933.
Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.
The Signatures.
Written Consents of the Following Persons:
1. To be filed: Deloitte & Touche LLP as its independent accountants;
2. Form of Counsel's opinion as to the legality of securities being registered;
3. Form of Opinion and consent of Craig Waddington, FSA, MAAA, opining as to actuarial matters contained in the Registration Statement.
99.A.The following Exhibits correspond to those required by Paragraph A of the instructions as to Exhibits in
Form N-8B-2:
1.	a. Resolution of Board of Directors of MassMutual establishing the Separate Account./1/

b. Form of Certificate of Secretary as to the establishment of the LVUL Segment of the Separate
Account./2/

2.	Not Applicable

3.	a . Form of Distribution Servicing Agreement between MML Distributors, LLC and MassMutual./3/

b. Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual./3/

4.	Not Applicable.

5.
a. Form of Flexible Premium Adjustable Variable Life insurance policy.
b. Form of Accelerated Death Benefit Rider/2/
c. Form of Disability Benefit Rider/2/
d. Form of Guaranteed Insurability Rider/2/
e. Form of Other Insured Rider/2/
f. Form of Substitute of Insureds Rider/2/
g. Form of Waiver of Monthly Charges Rider/2/

6.	a. Certificate of Incorporation of MassMutual./1/

b. By-Laws of MassMutual./1/

7.	Not Applicable.
8.	Form of Participation Agreements.
a. American Century Variable Portfolios, Inc./4/
b. Deutsche Asset Management VIT Funds/5/
c. Variable Insurance Products Fund II/4/
d. Goldman Sachs Variable InsuranceTrust/6/
e. INVESCO Variable Investment Funds, Inc./7/
f. Janus Aspen Series/5/
g. Oppenheimer Variable Account Funds/1/
h. Panorama Series Fund, Inc./8/
i. T. Rowe Price Equity Series, Inc./6/
j. Franklin Templeton Variable Insurance Products Trust/5/

9.	Not Applicable.

10.	Form of Application for a Flexible Premium Adjustable Variable Life insurance policy./2/

11.	To be Filed: Form of Memorandum describing MassMutual’s issuance, transfer, and redemption procedures for the Policy.

99.B.	Form of Opinion and Consent of Counsel as to the legality of the securities being registered.

99.C.	No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

99.D.	Not Applicable.

99.E.	To be filed: Consents of Deloitte & Touche LLP as independent accountants.

99.F.	Form of Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.

99.G.	1. Powers of Attorney/8/
2. Power of Attorney - Roger G. Ackerman/9/
3. Powers of Attorney - Robert J. O'Connell and Thomas B. Wheeler/10/

27	Not Applicable
__________

/1/	Incorporated by reference to Initial Registration Statement of the Separate Account filed with the Commission as an exhibit on February
28, 1997. (Registration No. 333-22557)
/2/	Incorporated by reference to the Initial Registration Statement to Variable Universal Life II filed with the Commission as an exhibit on
November 21, 2000.
/3/	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-89798 as an exhibit filed with the Commission on May 1, 1997.
/4/	Incorporated by reference to the Pre-Effective Amendment No. 2 to Registration Statement No. 333-41657 filed with the Commission as an exhibit on May 26, 1998.
/5/	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991 filed with the Commission on September 20, 1999.
/6/	Incorporated by reference to the Initial Registration Statement No. 333-65887 filed with the Commission as an exhibit on October 20, 1998.
/7/	Incorporated by reference to Post-Effective Amendment #1 to Registration Statement No. 333-80991 on Form N-4 filed with the Commission as an exhibit in April, 2000.
/8/	Incorporated by reference to Registration Statement No. 333-22557 filed with the Commission as an exhibit on February 28, 1997.
/9/	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039 on Form N-4 filed with the
Commission as an exhibit on June 4, 1998.
/10/	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-65887 filed with the Commission on Form
S-6 as an exhibit on January 28, 1999.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 17th day of November, 2000.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Depositor)

By: /s/ Robert J. O’Connell*
Robert J. O’Connell, President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ Richard M. Howe	On November 17, 2000, as Attorney-in-Fact pursuant to
*Richard M. Howe	powers of attorney.

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. O'Connell *	Chief Executive Officer and	November 17, 2000
Robert J. O'Connell	Chairman of the Board

/s/ Howard Gunton*	Chief Financial Officer	November 17, 2000
Howard Gunton

/s/ Roger G. Ackerman*	Director	November 17, 2000
Roger G. Ackerman

/s/ James R. Birle*	Director	November 17, 2000
James R. Birle

/s/ Gene Chao*	Director	November 17, 2000
Gene Chao, Ph.D.

/s/ Patricia Diaz Dennis*	Director	November 17, 2000
Patricia Diaz Dennis

/s/ Anthony Downs*	Director	November 17, 2000
Anthony Downs

/s/ James L. Dunlap*	Director	November 17, 2000
James L. Dunlap

/s/ William B. Ellis*	Director	November 17, 2000
William B. Ellis, Ph.D.
/s/ Robert M. Furek*	Director	November 17, 2000
Robert M. Furek

/s/ Charles K. Gifford*	Director	November 17, 2000
Charles K. Gifford

/s/ William N. Griggs*	Director	November 17, 2000
William N. Griggs

/s/ George B. Harvey*	Director	November 17, 2000
George B. Harvey

/s/ Barbara B. Hauptfuhrer*	Director	November 17, 2000
Barbara B. Hauptfuhrer

/s/ Sheldon B. Lubar*	Director	November 17, 2000
Sheldon B. Lubar

/s/ William B. Marx, Jr.*	Director	November 17, 2000
William B. Marx, Jr.

/s/ John F. Maypole*	Director	November 17, 2000
John F. Maypole

/s/ Thomas B. Wheeler*	Director	November 17, 2000
Thomas B. Wheeler

/s/ Alfred M. Zeien*	Director	November 17, 2000
Alfred M. Zeien

/s/ Richard M. Howe	on November 17, 2000, as Attorney-in-Fact pursuant to
*Richard M. Howe	powers of attorney incorporated by reference.

EXHIBIT LIST

99.A.5.a.	Form of Flexible Premium Adjustable Variable Life insurance policy.

99.B.	Form of Opinion and Consent of Counsel as to the legality of the securities being registered.

99.F	Form of Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.